Exhibit 2.1
EXECUTION VERSION
ASSET PURCHASE AGREEMENT
by and between
GRAND VICTORIA CASINO & RESORT, L.P.
(“Seller”)
and
FULL HOUSE RESORTS, INC.
(“Purchaser”)
dated as of
September 10, 2010

i

Exhibits

Exhibit A — Form of Indemnification Escrow Agreement
Exhibit B — Sample Statement of Net Working Capital
Exhibit C — Purchase Price Allocation
Exhibit D — Form of Bill of Sale and Assignment
Exhibit E — Form of Assignment and Assumption Agreement—Assumed Contracts and Assumed Liabilities
Exhibit F — Form of Non-Foreign Affidavit
Exhibit G — Form of Confirmation of Transfer of Guest Items
Exhibit H — Form of Assumption of Progressive Post-Closing Liabilities
Exhibit I — Form of Confirmation of Transfer of Guest Baggage
Exhibit J — Form of Bill of Sale—Passenger/Delivery Vehicles
Exhibit K — Form of Assignment and Assumption—FCC Licenses
Exhibit L — Form of Limited Warranty Deed
Exhibit M — Form of Bill of Sale—Vessel
Exhibit N — Form of Assignment of Trademarks
Exhibit O — Form of Trademark Sublicense Agreement
Exhibit P— Form of Trademark License Agreement
Exhibit Q — Form of Hamilton House Purchase Agreement
Disclosure Schedules

Schedule 1.1(a) Excluded Contracts
Schedule 1.1(b) Memorabilia
Schedule 1.1(c) Persons with Knowledge — Purchaser
Schedule 1.1(d) Persons with Knowledge — Seller
Schedule 1.1(e) Passenger/Delivery Vehicles
Schedule 1.1(f) Specified Consent
Schedule 3.2(e) Required Consents
Schedule 4.4 No Violations
Schedule 4.5 Scheduled Consents
Schedule 4.6(b) Financial Statements
Schedule 4.6(c) Liabilities
Schedule 4.7 Absence of Changes
Schedule 4.8(a) Exceptions to Title
Schedule 4.8(b) Owned Real Property
Schedule 4.9 Litigation
Schedule 4.10 Compliance with Laws; Permits
Schedule 4.11 Environmental
Schedule 4.13 Scheduled Contracts
Schedule 4.14 Intellectual Property
Schedule 4.15 Tax Matters
Schedule 4.16 Employee Benefit Matters
Schedule 4.17 Insurance
Schedule 4.18 Transactions with Officers and Affiliates
Schedule 5.5 Purchaser Gaming Jurisdictions
Schedule 6.1 Affirmative Pre-Closing Covenants
Schedule 6.2 Negative Pre-Closing Covenants
Schedule 6.5 Intercompany Accounts
Schedule 7.6 FCC Licenses

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT, dated as of September 10, 2010, is made and entered into by and between (i) Grand Victoria Casino & Resort, L.P., a Delaware limited partnership (“Seller”), and (ii) Full House Resorts, Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser are each referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 1.1.
WHEREAS, Seller owns and operates a riverboat casino, hotel, pavilion, links golf course, related facilities and amenities and the Owned Real Property in Rising Sun, Indiana (collectively, the “Property”), which includes the Acquired Personal Property, the Transferred Proprietary Rights, the Vessel and the Casino commonly known as the Grand Victoria Casino & Resort; and
WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase, acquire and assume from Seller, all of the Purchased Assets and the Assumed Liabilities on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby covenant and agree as follows:
ARTICLE I — DEFINITIONS
Section 1.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:
“Accounts Receivable” means all accounts receivable (including receivables and revenues for food, beverages, telephone, golf, retail, cash advance fees, ATM fees, check guarantee payments, the Markers and other casino credit) due and owing to Seller by any third party, but shall not include the Guest & City Ledger, which shall be treated in accordance with Section 2.8(a)(i).
“Acquired Personal Property” means the Personal Property other than the Excluded Personal Property.
“Affiliate” of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract, or otherwise.
“Agreement” means this Asset Purchase Agreement, as amended from time to time in accordance with the terms hereof.
“Applicable Law” means any applicable decree, final determination, injunction, judgment, law, order, ordinance, regulation, rule, statute or writ of any Governmental Authority.

“Assumed Contracts” means all service contracts, equipment leases and other leases with respect to Personal Property, Proprietary Rights license agreements, Real Property Leases, sign leases, purchase orders, the Project Development Agreement and other Contracts related to the Property other than the Excluded Contracts.
“Assumed Net Working Capital” means a negative $2,000,000 (which is a net liability).
“Business” means the business, activities and operations conducted by Seller on or with respect to the Property.
“Business Day” means any day, other than a Saturday or a Sunday or a day on which banks located in Chicago, Illinois generally are authorized or required by Applicable Law to close.
“Capital Interests” means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated), (iii) in the case of a partnership or limited liability company, any and all partnership interests (whether general or limited) or limited liability company membership or other interests, (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits or losses of, or distributions of assets of, the issuing Person, or to vote in the election of directors or other matters, and (v) in any case, any right to acquire by whatever means any of the foregoing.
“Casino” means the Riverboat (as such term is defined in IC § 4-33-2-17) casino, owned and operated by Seller.
“City” means the City of Rising Sun, Indiana.
“Closing Net Working Capital” means the Net Working Capital as of the close of business on the Closing Date, as reflected on the Closing NWC Statement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated May 7, 2010, between REGAL Capital Advisors, LLC, on behalf of IRBG as general partner of Seller, and Purchaser.
“Consent” means any consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Person.
“Contract” means any written or oral contract, commitment, agreement, arrangement, note, bond, mortgage, lease, license or other agreement binding on Seller or Purchaser.
“Customer Database” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by Seller in connection with marketing and promoting the Property.

“Environmental and Safety Requirements” means all Applicable Laws relating to pollution or protection of the environment, in each case enacted and in force at the date of this Agreement, applicable to the operations of Seller, including laws relating to Releases or threatened Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all Applicable Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and interpretations issued thereunder.
“ERISA Affiliate” means each Person or business which is treated as a single employer with Seller under Sections 414(b), 414(c) and 414(m) of the Code.
“Escrow Agent” means JPMorgan Chase Bank, National Association.
“Estimated Closing NWC Statement” means a written statement calculating the Estimated Net Working Capital, as estimated in good faith by Seller, employing the Seller Accounting Procedures.
“Estimated Net Working Capital” means the Net Working Capital as of the close of business on the Closing Date, as reflected on the Estimated Closing NWC Statement.
“Excluded Contracts” means all Contracts listed on Schedule 1.1(a).
“Excluded Personal Property” means the following:
i. all memorabilia listed on Schedule 1.1(b) pertaining to Seller and any past or present Affiliates or predecessors of Seller;
ii. all Governmental Consents, Gaming Approvals and other Permits related to the Property or the operation of the Business, unless transferable by Applicable Law;
iii. all personal property of the Property Employees, and all personal property, trade fixtures, signs, inventory and equipment of any lessee or concessionaire of the Property; and
iv. all point of sale credit card verification terminals or imprint plates owned by third parties.
“Excluded Proprietary Rights” means Seller’s internet domain names and any other Proprietary Rights owned, licensed to, or used by Seller that (i) are not used exclusively in the Business, including the Grand Victoria Marks, the Players Advantage Club Mark and the other System Marks (as such term is defined in the Management Agreement), or (ii) that relate primarily to any Excluded Asset.

“Exhibit” means an exhibit to this Agreement.
“FCC” means the Federal Communications Commission.
“FCC Licenses” means the licenses set forth on Schedule 7.6.
“Financial Statements” means: (i) audited balance sheets, statements of income, partners’ capital and accumulated other comprehensive loss and cash flows of Seller as of and for the fiscal years ended December 31, 2009, 2008 and 2007; and (ii) the Interim Financial Statements.
“Fixtures” means all fixtures owned by Seller and placed on, attached to, or located at the Property.
“Front Money” means all money stored on deposit in the Casino cage belonging to, and stored in an account for, any Person (other than Seller or an Affiliate of Seller).
“GAAP” means generally accepted accounting principles of the United States, consistently applied.
“Gaming Approvals” means all licenses, permits, approvals (including approvals required pursuant to IC §§ 4-33-4-21 and 68 IAC 5 et seq.), authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or required by any Gaming Law necessary for or relating to the conduct of activities by any Party or any of its Affiliates, including the ownership, operation, management and development of the Property and the consummation of the transactions contemplated hereby; provided that Gaming Approvals shall not include the Specified Consent.
“Gaming Authority” means any Governmental Authority with regulatory control or jurisdiction over a Person’s gaming or gambling operations in any jurisdiction, including the Indiana Gaming Commission and the executive director and staff thereof.
“Gaming Laws” means the Indiana Riverboat Gambling Act, regulations promulgated pursuant to the same in the Indiana Administrative Code and any other Applicable Law, other than a Law related to Taxes, governing or relating to the current or contemplated casino and gaming activities and operations of any Person or the Property.
“Governmental Authority” means any federal, state or local body or agency, or political subdivision thereof, any court of competent jurisdiction, any department or other governmental authority or instrumentality, or any arbitral authority in each case, whether domestic or foreign.
“Governmental Consent” means any Consent of any Governmental Authority (other than the Specified Consent).
“Grand Victoria Marks” means the trademark “GRAND VICTORIA”, with United States Patent and Trademark Office (“USPTO”) registration number 2314812, and the trademark “GRAND VICTORIA CASINO”, with USPTO registration number 1940568, in each case licensed to IRBG under the GV License Agreement and used by Seller with IRBG’s consent.

“Guest & City Ledger” means any accounts receivable of registered guests who have not checked out and who are occupying rooms at the Property as of the Transfer Time, including the related Room Revenues.
“GV License Agreement” means that certain License Agreement, entered into as of September 19, 1995, as amended, by and between Elgin Riverboat Resort and IRBG.
“Hazardous Substances” means any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos or polychlorinated biphenyls (PCBs), in each case, defined, listed or regulated as hazardous or toxic under any Environmental and Safety Requirements.
“HGMI” means HGMI Gaming, Inc., a Nevada corporation.
“House Funds” means all cash and cash equivalents located at the Property and in the Casino, including cash, negotiable instruments and other cash equivalents located in cages, drop boxes, count rooms, slot machines, slot pouches, TITO redemption units and other gaming devices, cash on hand for the Property manager’s petty cash fund and cashiers’ banks, bill validators, vaults and poker bank and cash in the hotel registration, retail, restaurants, bars, golf pro shop and other non-gaming areas of the Property, but shall not include Front Money, which shall be treated in accordance with Section 7.7(g), or the Guest & City Ledger, which shall be treated in accordance with Section 2.8(a)(i).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” means, with respect to Seller, as of the Closing Date, without duplication, (i) all amounts owed to third parties for borrowed money, including all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (ii) all purchase money amounts owed, including the principal portion of all obligations under capital leases, (iii) all guaranty obligations of, or with respect to amounts owed by, any other Person, (iv) all obligations issued or assumed as the deferred purchase price of property that should appear as Liabilities on a balance sheet prepared in accordance with GAAP (other than trade payables and other similar obligations incurred in the Ordinary Course of Business), (v) the principal balance outstanding under any synthetic lease, tax retention operating lease or similar off-balance sheet financing where such transaction is considered borrowed money owed for tax purposes but is classified as an operating lease in accordance with GAAP, (vi) all obligations in respect of interest rate protection agreements, foreign currency exchange agreements, commodity purchase agreements or other similar exchange, swap or hedging agreements, and (vii) the maximum amount of any standby letters of credit or acceptances, together, in each case, with the current maturities thereof and any and all interest accrued but unpaid as of the Closing Date.
“Indemnification Escrow Agreement” means that certain escrow agreement, in the form attached hereto as Exhibit A, to be entered into as of the Closing Date by and among Purchaser, Seller and the Escrow Agent.
“Indemnity Escrow Amount” means $2,500,000.

“Independent Accountant” means any one of Grant Thornton, BDO Seidman, Deloitte & Touche, Ernst & Young, PricewaterhouseCoopers and KPMG selected by mutual agreement of the Parties. If the Parties are unable to mutually agree upon the Independent Accountant, then the American Arbitration Association or any successor thereto shall select one of such accounting firms to serve as the Independent Accountant.
“Interim Financial Statements” means the unaudited balance sheet, statements of income, partners’ capital and accumulated other comprehensive loss and cash flows of Seller as of and for the six-month period ended June 30, 2010.
“IRBG” means Indiana RBG, L.P., a Delaware limited partnership.
“IRS” means the United States Internal Revenue Service.
“Knowledge of Purchaser” and terms of similar import mean the actual knowledge, as of the date of this Agreement, of the persons identified on Schedule 1.1(c).
“Knowledge of Seller” and terms of similar import mean the actual knowledge, as of the date of this Agreement, of the persons identified on Schedule 1.1(d).
“Latest Balance Sheet” means the unaudited balance sheet of Seller as of June 30, 2010.
“Liability” means any direct or indirect Indebtedness, liability, commitment or other obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued, absolute, contingent or otherwise.
“Liens” means any mortgage, pledge, security interest, encumbrance, claim, lien (including any lien for Taxes other than Taxes not yet due and payable or being disputed in good faith) or charge of third parties of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
“Loss” means, with respect to any Person, any demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or other loss or expense, including all interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid or incurred in connection with any demand, Proceeding, investigation or claim, including any amounts paid in settlement thereof, against or affecting such Person; provided, however, that Losses shall not include any consequential, incidental, indirect, special or punitive damages, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof (provided that such limitation with respect to profits shall not limit Seller’s right to recover contract damages in connection with Purchaser’s failure to close in violation of this Agreement).
“Management Agreement” means that certain Project Management Agreement, dated January 5, 1996, as amended, by and between Rising Sun Riverboat Casino & Resort, LLC (as predecessor-in-interest to Seller) and HGMI.

“Markers” means any amounts owed by any Person to Seller related to the Casino for gaming chips or similar cash equivalents used at the Property delivered to such Person on credit or otherwise.
“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that has a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Purchased Assets, taken as a whole (after taking into account insurance recoveries); provided, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any effect resulting from compliance with the terms and conditions of this Agreement or the consummation of the transactions contemplated hereby; (ii) any effect (including any response or reaction of any competitor, customer, supplier or employee) related to any announcement of this Agreement, or pendency of the transactions, as contemplated by this Agreement; (iii) any effect that results from events, circumstances or situations affecting the travel, hospitality or gaming industries generally or the United States economy, financial, banking or currency markets in general (including changes in interest or exchange rates); (iv) any effect of any proposed or actual institution of any new, or interpretation of any existing, Applicable Laws (including Tax laws or Gaming Laws) affecting the Purchased Assets or the travel, hospitality or gaming industries generally, including the expansion of gaming in Indiana or the introduction or expansion of gaming in any state adjoining Indiana; (v) any business decision made or action taken by any competitor of Purchaser or any of its Affiliates; (vi) the failure of the Business to meet any financial or other projections (provided that clause (vi) shall not prevent a determination that any change or effect underlying such failure to meet projections has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); (vii) the occurrence of the Specified Eminent Domain Event (provided that, for the avoidance of doubt, any other eminent domain action or condemnation proceeding with respect to the Property may be taken into account in determining whether there has been or will be a Material Adverse Effect); or (viii) any breach or violation of a financial covenant or agreement under the Wells Fargo Credit Facility that does not result in the Agent (as defined therein) declaring the unpaid balance of the Notes (as defined therein), together with the interest thereon, to be fully due and payable (provided that the Purchased Assets are transferred free and clear of all Liens other than Permitted Liens).
“Net Working Capital” means the net working capital of Seller determined in accordance with the sample statement of Net Working Capital prepared in a manner consistent with the Seller Accounting Procedures and which sample statement of Net Working Capital is attached hereto as Exhibit B.
“Ordinary Course of Business” means an action taken by a Person if: (i) such action is consistent with the past practices of such Person (or Persons performing similar functions) and is taken in the ordinary course of the normal, day-to-day operations of such Person; or (ii) such action is similar in nature to actions customarily taken in the ordinary course of the normal, day-to-day operations of other Persons that are in a similar line of business as such Person.

“Partnership Agreement” means that certain Agreement of Limited Partnership, dated as of December 31, 1998, as amended on August 28, 2006, by and between IRBG and RSR with respect to Seller.
“Passenger/Delivery Vehicles” means those certain passenger or delivery vehicles identified on Schedule 1.1(e).
“Permits” means all permits, licenses, franchises, certificates, approvals and other authorizations issued by any Governmental Authority, including all authorizations under Gaming Laws and certificates of inspection issued by the U.S. Coast Guard or the American Bureau of Shipping; provided that Permits shall not include the Project Development Agreement.
“Permitted Liens” means (i) Liens for Taxes, assessments and other governmental fees or other charges not yet due and payable or being disputed in good faith as of the Closing Date; (ii) mechanics and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent or which are being disputed in good faith as of the Closing Date; (iii) zoning, subdivision, entitlement, building and other land use and similar laws or regulations imposed by any Governmental Authority having jurisdiction over a parcel which are not violated in any material respect by the current use and operation thereof; (iv) easements, covenants, rights of way, conditions, restrictions and other similar matters of record which would not materially impair the use or occupancy of the relevant parcel in the operation of the Property; (v) statutory landlord Liens and other Liens of lessors under the Real Property Leases; (vi) Liens created or approved by Purchaser; (vii) rights of tenants under operating leases and hotel guests whose occupancy may be terminated on short notice; (viii) with respect to the Owned Real Property, all defects, exceptions, encroachments, encumbrances and other matters that would be disclosed by a current title commitment or current survey of the Owned Real Property; and (ix) any Liens that would not reasonably be expected to result in a Material Adverse Effect.
“Person” means and includes an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended), a Governmental Authority or any other entity.
“Personal Property” means, as it relates to the Property, all office, hotel, pavilion, links golf course, casino, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including gaming chips, tokens, cards, dice and other parts or inventories thereof), Passenger/Delivery Vehicles, computer hardware, point of sale equipment, telephone numbers, ship radio, two-way security radios and base station, engineering supplies, maintenance equipment, tools, gasoline, fuel oil, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages, soap, shampoo, linens (sheets, towels, blankets and napkins), uniforms, employee badges and identification cards, merchandise, gift shop inventory, silverware, glassware, chinaware, pots, pans and utensils, and food, beverages and cooking supplies in unopened containers and unopened alcoholic beverage inventories owned by Seller and located at the Property on the Closing Date.

“Players Advantage Club Mark” means the trademark “PLAYERS ADVANTAGE CLUB”, with USPTO registration number 2639239, owned by HGMI, and used by Seller with the consent of HGMI.
“Post-Closing Tax Period” means any Tax Period beginning after the Transfer Time and that portion of any Straddle Period beginning after the Transfer Time.
“Pre-Closing Tax Period” means any Tax Period ending at or prior to the Transfer Time and that portion of any Straddle Period ending at the Transfer Time.
“Project Development Agreement” means that certain Project Agreement by and between the City and Seller, originally dated as of November 7, 1994, as amended on January 4, 1996, May 1, 1996, January 2002 and July 3, 2003.
“Property Employee” means each individual who is employed by Seller (including any individual who is on vacation, sick, military, disability or other leave of absence).
“Proprietary Rights” means any and all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and any reissues, continuations, continuations-in-part, divisions, extensions or reexaminations thereof; (ii) trademarks, service marks, trade names, logos and corporate names and registrations and applications for registration thereof; (iii) internet domain names; (iv) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (v) mask works and registrations and applications for registration thereof; (vi) computer software (including source code and executable code), databases and documentation thereof; (vii) trade secrets and other confidential information, including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information; and (viii) other intellectual property rights.
“Purchase Price” means, as consideration for the sale and transfer of the Purchased Assets, Forty-Three Million Dollars ($43,000,000.00) (which shall include the Deposit, but which does not include the adjustments pursuant to Sections 2.6(a), 2.8(a) and 2.9) less the amount payable by Purchaser to HCCC Corp. under the Hamilton House Purchase Agreement.
“Real Property Leases” means all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, together with all security deposits thereunder, relating to the use and occupancy by Seller of any real property or interests therein (including all buildings and fixtures).
“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or exhausting on or into the environment or into, on, under or from any property.
“Representative” means any officer, director, employee, financial advisor, agent or other representative of a Person.

“Room Revenues” means all revenues from the rental of guest rooms at the Property, together with any sales or other Taxes thereon.
“RSR” means RSR, LLC, an Indiana limited liability company.
“Schedule” means a schedule to this Agreement (including each of the Disclosure Schedules).
“Specified Consent” means the Consent identified on Schedule 1.1(f).
“Specified Eminent Domain Event” means the City’s exercise of its eminent domain powers with respect to all or a portion of the twenty-five (25) acres of Owned Real Property described in that certain May 6, 2010 resolution adopted by the Common Council of the City.
“Straddle Period” means any Tax Period beginning before the Transfer Time and ending after the Transfer Time.
“Tax” or “Taxes” means any federal, state, local or foreign taxes, unclaimed property remittances, assessments, duties, fees, levies, tariffs or other governmental charges, including taxes based on or measured by value, worth, capital, income, receipts, profits, sales or other business activity, gaming and admissions taxes, or a tax imposed in lieu thereof, including withholding of any of the foregoing, and including any interest, penalty or addition to any of the foregoing, whether disputed or not.
“Tax Period” means any period prescribed by any Tax authority for which a Tax Return is required to be filed or a Tax is required to be paid.
“Tax Return” means returns, declarations, reports, claims for refund, information returns or elections (including any related or supporting forms, schedules, statements or information) filed or required to be filed with respect to Taxes.
“Transaction Documents” means this Agreement, the Deposit Escrow Agreement, the Bill of Sale and Assignment, the Assignment and Assumption Agreement, the Confirmation of Transfer of Guest Items, the Assumption of Progressive Post-Closing Liabilities, the Confirmation of Transfer of Guest Baggage, the Bill of Sale for Passenger/Delivery Vehicles, the Assignment and Assumption of FCC Licenses, the Deed, the Transfer Tax Forms, the Bill of Sale for Vessel, the Assignment of Trademarks, the Trademark Sublicense Agreement, the Trademark License Agreement, the Hamilton House Purchase Agreement and the Indemnification Escrow Agreement and any other certificates, agreements and other documents and instruments required to be delivered hereunder or thereunder.
“Transfer Time” means 5:00 a.m., Central Standard Time, on the Closing Date.
“Transferred Employee” means each Property Employee who commences employment with Purchaser whether on the Closing Date or thereafter pursuant to the provisions of Section 7.1.

“Transferred Proprietary Rights” means all Proprietary Rights owned by or licensed to Seller and used exclusively in the Business other than the Excluded Proprietary Rights.
“Vessel” means the vessel known as the Grand Victoria II, official number 1027644, including the following: (i) engines, turbines and related power generating equipment, drive chain, propellers and fuel, (ii) all superstructure currently constructed thereon; (iii) plans and specifications therefor, if owned by and in the possession of Seller; (iv) existing warranties therefor, if assignable; and (v) tools, appliances, supplies, parts, ramps, generators and related equipment (including existing walkways), if any, located at the Property.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
“Wells Fargo Credit Facility” means that certain Second Amended and Restated Credit Agreement, dated as of October 5, 2009, among Seller, as Borrower, Wells Fargo Bank, National Association, as L/C Issuer and Agent Bank, National City Bank, as Syndication Agent, and the Lenders (as such term is defined therein).
Section 1.2 Cross Reference. The following terms are defined in the following Sections of this Agreement:

Term	Section
“Additional Deposit”	Section 2.1(b)
“Adjustment Amount”	Section 2.7(b)
“Assignment and Assumption Agreement”	Section 3.2(d)(iv)
“Assignment and Assumption of FCC Licenses”	Section 3.2(d)(x)
“Assignment of Trademarks”	Section 3.2(d)(xiv)
“Assumed Liabilities”	Section 2.3(a)
“Assumption of Progressive Post-Closing Liabilities”	Section 3.2(d)(vii)
“Bill of Sale and Assignment”	Section 3.2(d)(iii)
“Bill of Sale for Passenger/Delivery Vehicles”	Section 3.2(d)(ix)
“Bill of Sale for Vessel”	Section 3.2(d)(xiii)
“Cap”	Section 10.2(c)
“Chips and TITO Tickets”	Section 2.2(a)(iv)
“Claims Notice”	Section 10.3
“Closing”	Section 2.5(a)
“Closing Date”	Section 2.5(a)
“Closing NWC Statement”	Section 2.6(b)
“Closing Statement”	Section 2.9
“Commitment Letter”	Section 6.7(a)
“Confirmation of Transfer of Guest Baggage”	Section 3.2(d)(viii)
“Confirmation of Transfer of Guest Items”	Section 3.2(d)(vi)
“Customer Deposits”	Section 7.7(j)
“Deed”	Section 3.2(d)(xi)
“Deposit”	Section 2.1(b)
“Deposit Escrow Agreement”	Section 2.1(a)
“Disclosure Schedules”	Article IV

Term	Section
“Domain Names”	Section 7.10(b)
“employee benefit plan”	Section 4.16(a)
“Estimated Operations Payment”	Section 2.8(a)
“Estimated Operations Statement”	Section 2.8(a)
“Estimated Purchase Price”	Section 2.4
“Excluded Assets”	Section 2.2(b)
“Excluded Liabilities”	Section 2.3(b)
“Extended Scheduled Closing Date”	Section 2.5(a)
“FCC Approvals”	Section 7.6(a)
“Final Operations Statement”	Section 2.8(b)
“Final Purchase Price”	Section 2.4
“Financing”	Section 6.7(a)
“Financing Reference Document”	Section 5.9
“Hamilton House Purchase Agreement”	Section 3.2(d)(xvii)
“Indemnified Party”	Section 10.3
“Indemnifying Party”	Section 10.3
“Initial Debt Financing Source”	Section 5.9
“Initial Deposit”	Section 2.1(a)
“Licensed Intellectual Property”	Section 4.14(b)
“Mini-Basket”	Section 10.2(c)
“multiemployer plan”	Section 4.16(c)
“Non-Assignable Asset”	Section 2.2(d)
“Non-Foreign Affidavit”	Section 3.2(d)(v)
“Operations Settlement Payment Deadline”	Section 2.8(b)
“Outside Date”	Section 8.1(b)
“Owned Intellectual Property”	Section 4.14(a)
“Owned Real Property”	Section 4.8(b)
“Party” or “Parties”	Preamble
“Plans”	Section 4.16(a)
“Proceeding”	Section 4.9
“Progressive Liabilities”	Section 2.8(a)(iii)
“Property”	Recitals
“Property Taxes”	Section 2.9(a)
“Property Tax Proceeding”	Section 2.9(b)
“PTO”	Section 7.1(e)
“Purchased Assets”	Section 2.2(a)
“Purchase Price Allocation”	Section 2.10
“Purchaser”	Preamble
“Purchaser Indemnitees”	Section 10.2(a)
“Purchaser Gaming Permits”	Section 5.6(a)
“Purchaser Related Parties”	Section 5.5
“Purchaser’s 125 Plan”	Section 7.1(d)
“Purchaser’s Medical Plans”	Section 7.1(c)
“Purchaser’s Plans”	Section 7.1(b)
“Records”	Section 2.2(b)(v)
“Registered Intellectual Property”	Section 4.14(a)

Term	Section
“Reimbursement Accounts”	Section 7.1(d)
“Review Period”	Section 2.6(c)
“Scheduled Closing Date”	Section 2.5(a)
“Scheduled Consents”	Section 4.5
“Scheduled Contracts”	Section 4.13(a)
“Seller”	Preamble
“Seller Accounting Procedures”	Section 2.6(a)(i)
“Seller Gaming Permits”	Section 4.20(a)
“Seller Indemnitees”	Section 10.2(b)
“Seller Insurance Policies”	Section 7.8(b)
“Seller’s 125 Plan”	Section 7.1(d)
“Statement of Objections”	Section 2.6(d)
“Supporting Binder”	Section 2.6(f)
“Survival Period”	Section 10.1
“Third Party Claim”	Section 10.4(a)
“Third Party Claimant”	Section 10.4(a)
“Third Party Users”	Section 7.10(a)
“Threshold Amount”	Section 10.2(c)
“Trademark License Agreement”	Section 3.2(d)(xvi)
“Trademark Sublicense Agreement”	Section 3.2(d)(xv)
“Transfer Taxes”	Section 9.2
“Transfer Tax Forms”	Section 3.2(d)(xii)
“Transition Period”	Section 7.10(a)
ARTICLE II — THE CLOSING TRANSACTIONS
Section 2.1 Deposit.
a. Initial Deposit. Concurrently with the execution and delivery of this Agreement, Purchaser is depositing $500,000 (such amount, together with interest accruing thereon, the “Initial Deposit”) with the Escrow Agent pursuant to a Deposit Escrow Agreement, dated as of the date hereof (the “Deposit Escrow Agreement”), executed and delivered by Seller, Purchaser and the Escrow Agent.
b. Additional Deposit. Promptly following Purchaser’s receipt of the Commitment Letter, but in no event more than two (2) Business Days thereafter, Purchaser shall deposit an additional amount equal to $5,000,000 less the Initial Deposit (such additional amount, together with interest accruing thereon, the “Additional Deposit” and, together with the Initial Deposit and any additional funds deposited by Purchaser with the Escrow Agent pursuant to Section 2.5(a), the “Deposit”) with the Escrow Agent pursuant to the Deposit Escrow Agreement.
c. Release of Deposit. At the Closing, the Deposit shall be credited against the Purchase Price and released by the Escrow Agent to Seller pursuant to the terms of this Agreement and the Deposit Escrow Agreement. Upon the termination of this Agreement, the Deposit shall promptly be released by the Escrow Agent to Seller or Purchaser, as the case may be, pursuant to the terms of this Agreement and the Deposit Escrow Agreement. In the event of any inconsistency between the terms and provisions of the Deposit Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between the Parties to the contrary, which written agreement acknowledges and expressly amends this Section 2.1.

Section 2.2 Purchase and Sale of Assets.
a. Purchased Assets. On the basis of the representations, warranties, covenants and agreements herein, and subject to the satisfaction or waiver of the conditions set forth herein and the terms hereof, at the Closing, Seller shall sell, convey, assign, deliver and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of the right, title and interest that Seller possesses and has the right to transfer in, to and under the following assets, other than the Excluded Assets, existing as of the Closing (the “Purchased Assets”):
i.	the Property and all improvements located thereon, including the Fixtures;
ii.	subject to Section 2.2(d), the Assumed Contracts;
iii.	the Acquired Personal Property;
iv.	all of Seller’s gaming chips and TITO tickets, including the chips and TITO tickets not in circulation (collectively, the “Chips and TITO Tickets”);
v.	the Guest & City Ledger (pursuant to Section 2.8(a)(i));
vi.	the House Funds (pursuant to Section 2.8(a)(ii));
vii.	the Transferred Proprietary Rights, including the Customer Database;
viii.	(A) all books and records of Seller (except to the extent related to the Excluded Liabilities or the Excluded Assets), including all architectural, structural, engineering and mechanical plans, service manuals, electrical, soil, wetlands, environmental and similar reports, studies and audits in Seller’s possession or control, (B) all plans and specifications for the Property in Seller’s possession or control, and (C) all human resources and other employee-related files and records relating to the Transferred Employees, except to the extent prohibited by Applicable Law; provided, however, that Seller may retain archival copies of all such books, records, manuals, plans, reports, studies, audits, specifications and files;
ix.	all goodwill associated with the Business;
x.	each FCC License for which an FCC Approval has been issued prior to the Closing as provided in Section 7.6;

xi.	all Governmental Consents, Gaming Approvals and other Permits related to the Property and/or necessary for the operation of the Business, including any pending applications therefor, in each case to the extent transferable by Applicable Law;
xii.	all current assets, including Accounts Receivable, included in the Closing Net Working Capital;
xiii.	all rights, claims, causes of action and credits (including all indemnities, warranties, guarantees and similar rights) in favor of Seller to the extent relating to (A) the operation of the Business, (B) the other Purchased Assets, or (C) the Assumed Liabilities; and
xiv.	subject to Section 2.11, if, prior to the Closing, any Owned Real Property is taken in condemnation, the condemnation award paid or payable to Seller, or any transferable or assignable claim for a condemnation award payable to Seller.
b. Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document, from and after the Closing, Seller shall retain all of its right, title and interest in, to and under each and all of the following assets (the “Excluded Assets”), and such assets shall not be considered Purchased Assets:
i.	the Excluded Contracts;
ii.	all rights, claims, causes of action and credits (including all indemnities, warranties, guarantees and similar rights) in favor of Seller or any of its Affiliates or Representatives to the extent relating to (A) the other Excluded Assets or (B) the Excluded Liabilities;
iii.	except for (A) the Guest & City Ledger and the House Funds (all of which are part of the Purchased Assets but shall be purchased in accordance with Section 2.8), (B) the Markers, (C) the Front Money (which shall be treated as set forth in Section 7.7(g)), and (D) any condemnation award described in Section 2.2(a)(xiv), all cash, cash equivalents, bank deposits or similar cash items of Seller or held at the Property, in each case to the extent not included in the Closing Net Working Capital;
iv.	all rights relating to cash security or other deposits (including utility deposits as provided in Section 7.8(a)) and claims for refunds in respect thereof to the extent not included in the Closing Net Working Capital;
v.	the Partnership Agreement, Seller’s certificate of limited partnership and all minute books, ledgers, registers and other partnership records relating to the organization, ownership or maintenance of Seller (collectively, the “Records”), except as such Records are required to be possessed and maintained by Purchaser to comply with any Applicable Law of any Government Authority or any Gaming Law of any Gaming Authority, in which case Seller shall be entitled to make and keep an archival copy thereof;

vi.	all Tax Returns (including supporting schedules), Tax records, financial statements and partnership filings of Seller; provided, however, that Purchaser may make copies of any portions of such retained items that relate to any of the Purchased Assets;
vii.	all credits, refunds, rebates, claims, rights and entitlements with respect to Taxes (A) of Seller or its Affiliates, (B) arising out of or relating to Seller’s operation of the Business or ownership of the Purchased Assets during any Pre-Closing Tax Period, or (C) constituting refunds of Taxes apportioned to Seller under Section 2.9;
viii.	the Excluded Personal Property;
ix.	all Indebtedness or accounts receivable due to Seller from an Affiliate of Seller;
x.	the Excluded Proprietary Rights;
xi.	the Plans (including any terminated employee benefit plans or arrangements that would meet the definition of a Plan but for the fact that such employee benefit plan or arrangement is not currently effective with respect to any current Property Employees) and their underlying assets or any rights of Seller or any of its Affiliates thereunder (except as provided in Section 7.1(d));
xii.	the Seller Insurance Policies and related insurance services Contracts to which Seller or any of its Affiliates is a party and all claims, rights and benefits thereunder (except as provided in Section 7.5);
xiii.	all human resources and other employee-related files and records relating to the Property Employees that Seller is required by Applicable Law to retain in its possession, provided that Purchaser shall be entitled to make a copy thereof if not prohibited by Applicable Law;
xiv.	all internal correspondence and memoranda, valuations, investment banking presentations and bids received from others in connection with the sale of the Business;
xv.	all rights of Seller under this Agreement, any other Transaction Document or any other Contract between Purchaser and Seller; and
xvi.	those certain non-operating bank accounts not included in the Closing Net Working Capital or the Final Operations Statement.

c. Retention of Assets. Notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates may retain and use, at their own expense, archival copies of all of the Assumed Contracts, books, records and other documents or materials conveyed hereunder, in each case, which Seller, in good faith, determines it is reasonably likely to need access to in connection with (i) the preparation or filing of any Tax Returns or compliance with any other Tax reporting obligations, (ii) the conduct (including the winding up) of its affairs after the Closing, or (iii) the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any claim, Proceeding or investigation (including any Tax audit or examination) against or by Seller or any of its Affiliates.
d. Assignability and Consents. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 3.2(e) and Section 7.6, if the sale, conveyance, assignment or transfer, or attempted sale, conveyance, assignment or transfer, to Purchaser of any Purchased Asset, including any Assumed Contract, Permit or other right that is part of the Purchased Assets, is by its terms or by Applicable Law non-assignable without the Consent of a third party (including any Governmental Authority) and such Consent shall not have been obtained prior to the Closing Date (each such Purchased Asset, a “Non-Assignable Asset”), and provided that the failure or inability to transfer such Non-Assignable Asset to Purchaser does not have a Material Adverse Effect, the Closing shall proceed (without any adjustment to the Purchase Price), but the Closing shall not constitute the sale, conveyance, assignment, transfer or delivery of such Non-Assignable Asset, and this Agreement shall not constitute a sale, conveyance, assignment, transfer or delivery of such Non-Assignable Asset unless and until such Consent is obtained. After the Closing Date, Seller and Purchaser shall each use commercially reasonable efforts to obtain any such Consents related to the Non-Assignable Assets (provided that Seller shall not be required to remain secondarily or contingently liable for any Assumed Liabilities, or make or cause to be made any payment to any third party in connection with such efforts), and Purchaser shall cooperate with Seller in any arrangement commercially reasonable to the Parties to provide that Purchaser shall receive the interest of Seller in the benefits under each such Non-Assignable Asset until such time as such third party Consent (including any Governmental Consent) shall have been obtained, and Seller shall cooperate with Purchaser in any such commercially reasonable arrangement, including performance by Seller, as Purchaser’s agent, if commercially reasonable to Seller, and, in such case, Purchaser shall be liable to Seller in a fashion equivalent to what Purchaser’s Liabilities would be under the Non-Assignable Asset if it were assigned (other than with respect to any Liabilities arising from the negligence or intentional misconduct of Seller). Provided that Purchaser is liable for all applicable Liabilities related to a Non-Assignable Asset, Seller shall promptly pay over to Purchaser the net amount (after out-of-pocket expenses and Taxes) of all payments received by Seller in respect of such Non-Assignable Asset. In the event that Seller acts as Purchaser’s agent or is otherwise required to act to fulfill obligations related to a Non-Assignable Asset pursuant to this Section 2.2(d), Purchaser shall use commercially reasonable efforts to assist and fully cooperate with Seller in fulfilling such obligations. Once Consent for the sale, conveyance, assignment or transfer of any such Non-Assignable Asset is obtained, such Non-Assignable Asset shall be conveyed, assigned, transferred and delivered to Purchaser without any further action by the Parties, except that Seller shall execute any bill of sale or similar document as required to complete the transfer of such Non-Assignable Asset. Other than as specifically set forth otherwise in this Agreement, Purchaser shall assume all Liabilities in respect of any Non-Assignable Asset and Purchaser shall also be liable to Seller for performing its obligations under the arrangements described in this Section 2.2(d). Purchaser agrees that, so long as Seller has complied with its obligations under Sections 6.3 and 7.6, and subject to the provisions of this Section 2.2 and Section 3.2(e), Seller shall not have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Consents related to the Non-Assignable Assets that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the breach, violation, acceleration, cancellation or termination of, or default under, any Contract or Permit as a result thereof. Notwithstanding anything to the contrary contained herein, but subject to this Section 2.2 and Sections 3.1(a), 3.2(d)(ii) and 3.2(e), Purchaser further agrees that, so long as Seller has complied with its obligations under Sections 6.3 and 7.6, no representation, warranty, covenant or agreement of Seller contained herein shall be breached or deemed breached, and no condition of Purchaser shall be deemed not to be satisfied, as a result, directly or indirectly, of the failure to obtain any Consent related to the Non-Assignable Assets.

e. Post-Closing Operations. Purchaser understands and agrees that it is solely Purchaser’s responsibility to obtain any and all operating agreements necessary to conduct the Business from and after the Closing Date. Purchaser shall also be responsible for obtaining new Permits for the operation of the Business from and after the Closing. Except as set forth in Section 2.2(a)(xi), no Permits will be transferred by Seller in connection with the sale of the Purchased Assets. Purchaser understands and agrees that the assignment of certain Contracts and Permits as contemplated hereunder may require the delivery by Purchaser of certain deposits to the third parties (including Governmental Authorities) that are party to such Contracts and Permits and that Purchaser shall be responsible for the timely delivery of such deposits in accordance with the requirements of such Contracts and Permits.
f. Removal of Excluded Assets. All items located at the Property that constitute Excluded Assets may be removed on or prior to the Closing Date and within thirty (30) days after the Closing Date by Seller, its Affiliates, the owners of the Excluded Assets or their respective Representatives, but without any obligation on the part of Seller, its Affiliates or any removing party to replace any item so removed. Seller hereby reserves unto itself and its Affiliates and the owners of the Excluded Assets, and their respective Representatives, a right of entry into the Property at reasonable times after the Closing Date and within such thirty (30) day period to effect such removal after at least twenty-four (24) hours’ prior notice to Purchaser, and Purchaser shall have the right to accompany Seller during any such entry. Seller shall indemnify Purchaser for any property damage or personal injury caused by the removal of the Excluded Assets and shall pay for any such property damage or personal injury immediately upon presentation of a written third party invoice or bill.
Section 2.3 Assignment and Assumption of Liabilities.
a. Assumed Liabilities. On the basis of the representations, warranties, covenants and agreements herein, and subject to the satisfaction or waiver of the conditions set forth herein and the terms hereof, as of, and at all times after, the Closing, Purchaser shall assume, timely satisfy, perform, pay and discharge and be solely responsible for all of the following Liabilities of Seller, other than the Excluded Liabilities (the “Assumed Liabilities”):
i.	all Liabilities in connection with the conduct or operation of the Business or the use or ownership of the Purchased Assets accruing, arising out of, or relating to events, occurrences, pending or threatened litigation, acts, omissions and claims happening on or after the Closing, including all Liabilities, burdens and obligations arising in respect of the Assumed Contracts;

ii.	all Liabilities for replacement of, or refund for, damaged, defective or returned goods relating to the Purchased Assets, including items purchased in a gift shop or similar facility at the Property, from and after the Closing;
iii.	all Liabilities with respect to entertainment, dining and hotel reservations made by patrons relating to the Property prior to the Closing for dates from and after the Closing;
iv.	all Liabilities for (A) Taxes arising out of or relating to Purchaser’s operation of the Business or ownership or use of the Purchased Assets during any Post-Closing Tax Period and (B) Taxes and other amounts payable by Purchaser pursuant to Sections 2.9 and 9.2;
v.	all Liabilities relating to the Transferred Employees accruing from and after the Closing (and those Liabilities relating to the Transferred Employees accruing prior to the Closing as set forth in Section 7.1(d) and (e));
vi.	all Liabilities arising out of or relating to, directly or indirectly, Purchaser’s termination of any Transferred Employee;
vii.	all Liabilities under Environmental and Safety Requirements relating to, resulting from, caused by or arising out of the ownership, operation or control of the Property or the other Purchased Assets, whether arising on or after the Closing Date, including any Liability relating to contamination or exposure to Hazardous Substances at or attributable to the Property or the other Purchased Assets;
viii.	all Liabilities with respect to the Chips and TITO Tickets, unredeemed Players Advantage Club points and Progressive Liabilities;
ix.	all Liabilities of Seller under the Project Development Agreement, including any bond requirements or Rising Sun Regional Foundation payment obligations related thereto;
x.	all current Liabilities included in the Closing Net Working Capital or the Final Operations Statement; and
xi.	all Liabilities allocated to, or assumed by or agreed to be performed by Purchaser pursuant to this Agreement or any other Transaction Document.

b. Excluded Liabilities. Notwithstanding anything contained in this Agreement to the contrary, from and after the Closing, Seller shall retain only the following Liabilities (the “Excluded Liabilities”):
i.	except as specifically listed in Section 2.3(a), all Liabilities in connection with the conduct or operation of the Business or the use or ownership of the Purchased Assets accruing, arising out of, or relating to events, occurrences, pending or threatened litigation, acts, omissions and claims happening prior to the Closing;
ii.	all Liabilities for Taxes (A) of Seller or its Affiliates, (B) arising out of or relating to Seller’s operation of the Business or ownership of the Purchased Assets during any Pre-Closing Tax Period, and (C) apportioned to Seller pursuant to Section 2.9;
iii.	all Liabilities in respect of, or that constitute, Indebtedness for borrowed money;
iv.	except as set forth in Section 7.1(d), (e) and (h), all Liabilities relating to the Property Employees accruing prior to the Closing, including any Liabilities with respect to the Plans (including any terminated employee benefit plans or arrangements that would meet the definition of a Plan but for the fact that such employee benefit plan or arrangement is not currently effective with respect to any current Property Employees);
v.	all Liabilities that relate to any Excluded Asset; and
vi.	all Liabilities assumed by, retained by or agreed to be performed by Seller pursuant to this Agreement or any other Transaction Document.
Section 2.4 Purchase Price. The Purchase Price shall be subject to adjustment (i) first, pursuant to Section 2.5(b)(i) for purposes of determining the amount which is payable by Purchaser at the Closing (as so adjusted, the “Estimated Purchase Price”), and (ii) second, following the Closing in the manner provided in Sections 2.7, 2.8(b) and 2.9 for purposes of determining the amounts payable following the Closing (as so adjusted, the “Final Purchase Price”).

Section 2.5 Closing Transactions.
a. Closing. Unless this Agreement is earlier terminated pursuant to Article VIII, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Purchased Assets and the assignment and assumption of the Assumed Liabilities (the “Closing”), shall take place at the offices of Latham & Watkins LLP, 233 S. Wacker Drive, Suite 5800, Chicago, Illinois, commencing at 10:00 a.m., local time, on the tenth (10th) Business Day following the satisfaction or waiver by the applicable Party of all conditions set forth in Article III (other than conditions with respect to actions the respective Parties will take at the Closing itself), or at such other place or time or on such other date as may be mutually agreed in writing by Purchaser and Seller (the “Closing Date”); provided, however, that the Closing Date shall not be later than March 31, 2011 (the “Scheduled Closing Date”), unless (i) Purchaser has not received the Gaming Approvals that are required for the consummation of the transactions contemplated hereby on or before three (3) Business Days before the Scheduled Closing Date and (ii) Purchaser deposits with the Escrow Agent an additional amount in cash equal to $1,500,000 (which amount shall be included in the Deposit for all purposes of this Agreement and paid for by Purchaser in advance in three (3) equal monthly installments on the first (1st) Business Day of each month during the extension period), in which case, the Scheduled Closing Date shall be extended to the earlier of (A) three (3) Business Days after Purchaser receives such Gaming Approvals and (B) the 90th day (or if such day is not a Business Day, the first (1st) Business Day thereafter) following the Scheduled Closing Date (the “Extended Scheduled Closing Date”). If Purchaser shall not have obtained such Gaming Approvals on or prior to the Extended Scheduled Closing Date, the Parties shall have no obligation to consummate the transactions contemplated hereby and Purchaser or Seller may terminate the Agreement pursuant to Section 8.1(b).
b. Closing Transactions. At the Closing:
i.	Purchaser shall pay an aggregate amount equal to the Estimated Purchase Price (determined by adjusting the Purchase Price in the manner provided for in Sections 2.6(a), 2.8(a) and 2.9), reduced by (A) an amount equal to the Deposit (which shall be paid over to Seller by the Escrow Agent pursuant to the terms of the Deposit Escrow Agreement) and (B) the Indemnity Escrow Amount (which shall be deposited by Purchaser with the Escrow Agent pursuant to the terms of the Indemnification Escrow Agreement), in cash to Seller by wire transfer of immediately available funds to such bank account as Seller shall designate in writing at least two (2) Business Days prior to the Closing Date; and
ii.	each Party shall deliver the instruments of transfer and assignment, certificates and other documents required to be delivered by or on behalf of such Party under Article III.
Section 2.6 Estimated Purchase Price; Statement of Closing Net Working Capital and Review Procedures.
a. Calculation of Estimated Purchase Price.
i.	At least two (2) Business Days prior to the Closing, Seller shall prepare and deliver to Purchaser the Estimated Closing NWC Statement. The Estimated Closing NWC Statement shall be prepared in the same manner and on a consistent basis (including the basis of calculation of individual line items (which items shall not include any items included in the Estimated Operations Statement to avoid duplication) and the methodologies and judgments applied for determination of allowances and reserves) with the accounting procedures used in preparing the sample statement of Net Working Capital (the “Seller Accounting Procedures”).

ii.	The Estimated Purchase Price payable by Purchaser at the Closing pursuant to Section 2.5(b)(i) shall be calculated by adjusting the Purchase Price as follows: if the Estimated Net Working Capital is (A) greater than the Assumed Net Working Capital, the Purchase Price shall be increased, on a dollar-for-dollar basis, by the amount, if any, of the excess of the Estimated Net Working Capital over the Assumed Net Working Capital, or (B) less than the Assumed Net Working Capital, the Purchase Price shall be reduced, on a dollar-for-dollar basis, by the amount of the excess of the Assumed Net Working Capital over the Estimated Net Working Capital (and for the avoidance of doubt, negative $1.00 is greater than negative $2.00).
b. Preparation of Statement of Closing Net Working Capital. As soon as practicable, but in no event later than sixty (60) days after the Closing Date, Purchaser shall prepare and deliver, or cause to be prepared and delivered, to Seller a written statement calculating the Closing Net Working Capital (the “Closing NWC Statement”). The Closing NWC Statement shall be prepared in the same manner and on a consistent basis (including the basis of calculation of individual line items (which items shall not include any items included in the Final Operations Statement to avoid duplication) and the methodologies and judgments applied for determination of allowances and reserves) with the Seller Accounting Procedures.
c. Examination by Seller and its Representatives. Upon receipt of the Closing NWC Statement, Seller shall have thirty (30) days (the “Review Period”) to review such Closing NWC Statement and related computation of Closing Net Working Capital. During the Review Period, Purchaser shall give Seller and its Representatives full access at all reasonable times to the books, records and other materials of the Business and the personnel of, and work papers prepared by or for, the Business or its accountants or in the possession of any thereof to the extent that they relate to the information necessary to prepare the Closing NWC Statement, including such historical financial information relating to the Business as Seller or its Representatives shall reasonably request in order to permit the timely review of the Closing NWC Statement (and related computation of Closing Net Working Capital), and to prepare any Statement of Objections.
d. Objection by Seller. On or prior to the last day of the Review Period, Seller may object to the Closing NWC Statement or the related computation of Closing Net Working Capital by delivering to Purchaser a written statement setting forth in reasonable detail Seller’s objections thereto (the “Statement of Objections”); provided that the only valid bases for the Statement of Objections shall be limited to (i) whether the amounts set forth on the Closing NWC Statement were obtained from and in accordance with the books and records of the Business and prepared in a manner consistent (including the basis of calculation of individual line items and the determination of allowances and reserves) with the Seller Accounting Procedures or (ii) whether there were errors of fact or mathematical errors in the Closing NWC Statement or in calculating Closing Net Working Capital. If Seller fails to deliver a Statement of Objections in accordance with this Section 2.6(d) within the Review Period, (A) the Closing NWC Statement (and related computation of Closing Net Working Capital) shall be deemed to have been accepted by Seller and shall be final and binding on the Parties, and (B) such computation of Closing Net Working Capital shall be used in computing the Adjustment Amount. If Seller delivers the Statement of Objections to Purchaser within the Review Period, Purchaser and Seller shall negotiate in good faith to resolve such objections, and any objections that are resolved by a written agreement between Purchaser and Seller shall be final and binding on the Parties.

e. Resolution of Disputes. If Seller and Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections, then the matters still in dispute shall, not later than thirty (30) days after the delivery of the Statement of Objections (or, if earlier, the date on which either Seller or Purchaser affirmatively terminates discussions in writing with respect to the Statement of Objections), be submitted for resolution to the Independent Accountant who, acting as an expert and not as an arbitrator as described in Section 2.6(f), shall resolve the matters still in dispute and, if appropriate, adjust the Closing NWC Statement and Closing Net Working Capital to reflect such resolution. The Independent Accountant shall make a determination in writing as soon as practicable and in any event within thirty (30) days (or such other time as Purchaser and Seller shall agree in writing) after its engagement.
f. Scope and Process of Review. The scope of any dispute to be resolved by the Independent Accountant shall be limited to (i) whether the amounts set forth on the Closing NWC Statement were obtained from and in accordance with the books and records of the Business and prepared in a manner consistent (including the basis of calculation of individual line items and the determination of allowances and reserves) with the Seller Accounting Procedures and (ii) whether there were errors of fact or mathematical errors in the Closing NWC Statement or in calculating Closing Net Working Capital. In resolving a disputed item, the Independent Accountant may not assign a value to any particular item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, in each case as presented to the Independent Accountant. Within fifteen (15) days after the engagement of the Independent Accountant, Purchaser and Seller shall present their respective positions with respect to the items set forth in the Statement of Objections in the form of a written binder of supporting materials (the “Supporting Binder”) to the Independent Accountant and the other Party and no ex parte conferences, oral examinations, testimony, depositions, discovery or other form of evidence gathering or hearings shall be conducted or allowed; provided that, at the Independent Accountant’s request, or as mutually agreed by Purchaser and Seller, Purchaser and Seller may meet with the Independent Accountant so long as Representatives of both Purchaser and Seller are present. The Supporting Binders shall set forth the arguments supporting a Party’s position, along with such supporting materials and other information (including facts and figures) as such Party shall desire. The Independent Accountant’s decision with respect to the matters in dispute shall be final and binding on the Parties, and either Party may seek to enforce such decision in a court of competent jurisdiction.
g. Fees and Expenses of the Independent Accountant. The fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Seller.
h. Access to Supporting Documentation. Purchaser and Seller shall each make readily available to the Independent Accountant all relevant work papers and books and records relating to the Business, the Closing NWC Statement and the computation of Closing Net Working Capital as are requested by the Independent Accountant and shall (subject to the proviso in Section 2.6(f)) use commercially reasonable efforts to cooperate with the Independent Accountant in resolving any disputed matters.

i. Books and Records. Purchaser agrees that following the Closing it shall not take any actions with respect to the accounting books and records of the Business on which the Closing NWC Statement is to be based that are not consistent with the Seller Accounting Procedures. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the date of the Latest Balance Sheet except as a result of events occurring after the date of the Latest Balance Sheet and, in such event, only in a manner consistent with the Seller Accounting Procedures.
Section 2.7 Adjustment Amount; Calculation of Final Purchase Price.
a. The Adjustment Amount shall be calculated based upon the final calculation of the Closing Net Working Capital as determined in Section 2.6 and shall be calculated at the time the Closing NWC Statement (and the Closing Net Working Capital reflected thereon or calculated therefrom) becomes final and binding on the Parties pursuant to Section 2.6.
b. If the Closing Net Working Capital (i) is greater than the Estimated Net Working Capital, Purchaser shall pay to Seller the amount by which the Closing Net Working Capital exceeds the Estimated Net Working Capital, or (ii) is less than the Estimated Net Working Capital, Seller shall pay to Purchaser the amount by which the Estimated Net Working Capital exceeds the Closing Net Working Capital (the amount of either such excess, the “Adjustment Amount”) (and for the avoidance of doubt, negative $1.00 is greater than negative $2.00). Within five (5) Business Days after the Closing NWC Statement (and the related computation of Closing Net Working Capital) becomes final and binding on the Parties pursuant to Section 2.6, Purchaser shall pay to Seller (if the Adjustment Amount is determined by reference to clause (i) above) or Seller shall pay to Purchaser (if the Adjustment Amount is determined by reference to clause (ii) above), as the case may be, the Adjustment Amount, together with an amount equal to the equivalent of interest thereon, at a variable rate per annum equal to the “Prime Rate” as reported from time to time in The Wall Street Journal, during the period from the Closing Date to the date of the payment required by this Section 2.7(b) calculated on the basis of a 365-day year and the actual number of days elapsed. Any such payment shall be made by wire transfer of immediately available funds to a bank account as shall be designated in writing by Seller or Purchaser, as the case may be, no later than three (3) Business Days prior to the payment date.
c. No matter that gives rise to an adjustment or payment under this Section 2.7 shall be the subject of or eligible for a claim by Purchaser for indemnification under Article X.

Section 2.8 Operations Settlement.
a. At least two (2) Business Days prior to the Closing, Seller shall prepare and deliver to Purchaser an estimated accounting for the Property, as of the Transfer Time, of each of the items listed in subclauses (i) through (iii) of this Section 2.8(a) (the “Estimated Operations Statement”), which shall be estimated in good faith by Seller based on its books and records. The Estimated Purchase Price payable by Purchaser at the Closing pursuant to Section 2.5(b)(i) shall be increased by the net value of the items set forth in the Estimated Operations Statement (the “Estimated Operations Payment”). The items listed in subclauses (i) through (iii) of this Section 2.8(a) shall be considered part of the Estimated Operations Statement; provided that any items included in the Estimated Operations Statement shall not be included in the sample statement of Net Working Capital to avoid duplication.
i.	Guest & City Ledger. Purchaser shall purchase the Guest & City Ledger for the Property from Seller as set forth in the Estimated Operations Statement.
ii.	House Funds. Purchaser and Seller shall mutually agree upon a procedure for counting and determining all House Funds as of the Transfer Time and Purchaser shall pay to Seller as part of the Estimated Operations Statement the amount of House Funds so determined.
iii.	Adjustment for Progressive Liabilities. Purchaser shall offset the amounts payable to Seller pursuant to subclauses (i) and (ii) of this Section 2.8(a) by the amount of progressive liabilities (the “Progressive Liabilities”) equal to the sum of the face amounts shown on:
(A)	the meters for Seller’s slot machines with an in-house progressive jackpot feature as of the Transfer Time (if such slot machines are not removed by the vendor at or before the Transfer Time); and
(B)	the meters for Seller’s table games with an in-house progressive jackpot feature as of the Transfer Time.
b. No later than twelve o’clock noon (Central Standard Time) on the third (3rd) Business Day immediately following the Closing Date, Seller and Purchaser shall prepare the final accounting for the Property, as of the Transfer Time, of each of the items listed in subclauses (i) through (iii) of Section 2.8(a) (the “Final Operations Statement”). The amount by which the net value of the items set forth in the Final Operations Statement exceeds the Estimated Operations Payment, if any, shall be paid by Purchaser to Seller by wire transfer of immediately available funds to the bank account designated by Seller pursuant to Section 2.5(b)(i) above, no later than twelve o’clock noon (Central Standard Time) on the fourth (4th) Business Day immediately following the Closing Date (such time the “Operations Settlement Payment Deadline”). The amount by which the net value of the items set forth in the Final Operations Statement is less than the Estimated Operations Payment, if any, shall be paid by Seller to Purchaser by wire transfer of immediately available funds to a bank account designated in writing by Purchaser, no later than the Operations Settlement Payment Deadline.
c. No matter that gives rise to a payment, offset or an adjustment under this Section 2.8 shall be the subject of or eligible for a claim by Purchaser for indemnification under Article X.

Section 2.9 Closing Statement. The items listed in subclauses (a) and (c) of this Section 2.9 shall be prorated, allocated or adjusted between Purchaser and Seller pursuant to a written closing statement (the “Closing Statement”) to be prepared by Purchaser and Seller and executed by Purchaser and Seller at the Closing. Any additional amounts owed by Purchaser or credits due to Purchaser shall be reflected in such Closing Statement and the Estimated Purchase Price payable by Purchaser at the Closing pursuant to Section 2.5(b)(i) shall be adjusted accordingly; provided that any items included in such Closing Statement shall not be included in the sample statement of Net Working Capital to avoid duplication.
a.	Property Taxes. All real and personal property, ad valorem or similar Taxes of Seller (collectively, “Property Taxes”) assessed for calendar years prior to the calendar year that includes the Closing Date shall be paid by Seller. All Property Taxes assessed for the calendar year that includes the Closing Date shall be prorated on a per diem basis as of the day immediately prior to the Closing Date using the latest available rates and assessments, and Seller’s proportionate share of Property Taxes (which shall be determined on a per diem basis from the beginning of the relevant Tax Period through the day immediately prior to the Closing) shall be credited to Purchaser in the Closing Statement. This proration of Property Taxes shall be subject to adjustment after the Closing Date when the final tax bill for the year of the Closing becomes available. Seller or Purchaser, as applicable, shall pay promptly to the other Party any amounts due as a result of such adjustments. Any Property Tax refunds or rebates relating to any Pre-Closing Tax Period shall be the property of Seller, and Purchaser shall pay promptly to Seller any such amounts (or portions thereof) that it receives. Any Property Tax refunds or rebates relating to any Post-Closing Tax Period shall be the property of Purchaser, and Seller shall pay promptly to Purchaser any such amounts (or portions thereof) that it receives.
b.	Property Tax Contests. If Seller determines in good faith that a reasonable basis exists for (1) contesting any Property Tax assessment or bill with respect to which Seller may become liable to pay any amount under Section 2.9(a) or pursuant to Article X or (2) seeking a refund of Property Taxes with respect a Pre-Closing Tax Period, Purchaser shall cooperate with Seller in challenging such assessment or bill or in seeking such refund (each a “Property Tax Proceeding”) at Seller’s expense if requested by Seller, which cooperation shall include the retention and, upon request of Seller, the provision of records and information which are reasonably relevant to such Property Tax Proceeding and making employees available to provide additional information or explanation of any material provided hereunder. If Purchaser determines in good faith that a reasonable basis exists for (1) contesting any Property Tax assessment or bill with respect to which Purchaser may become liable to pay any amount under Section 2.9(a) or pursuant to Article X or (2) seeking a refund of Property Taxes with respect to a Post-Closing Tax Period, Seller shall, to the extent such Taxes arise as a result of a pre-Closing assessment date, cooperate with Purchaser in challenging such assessment or bill or in seeking such refund (each, a “Property Tax Proceeding”) at Purchaser’s expense if requested by Purchaser, which cooperation shall include the retention and, upon request of Purchaser, the provision of records and information which are reasonably relevant to such Property Tax Proceeding, and making employees available to provide additional information or explanation of any material provided hereunder. Seller shall have the exclusive right, at its own expense, to control any Property Tax Proceeding relating to a Pre-Closing Tax Period and may make all decisions taken in connection with such proceedings, including all decisions to grant or deny any waiver or extension of the applicable statute of limitations. Purchaser shall have the exclusive right, at its own expense, to control any Property Tax Proceeding relating to a Post-Closing Tax Period and may make all decisions taken in connection with such proceedings, including all decisions to grant or deny any waiver or extension of the applicable statute of limitations. Seller and Purchaser shall jointly control all Property Tax Proceedings with respect to any Straddle Period.
c.	Cooperation. In the event Seller and Purchaser agree that additional items should be prorated, allocated or adjusted between Purchaser and Seller, any such items shall be prorated, allocated or adjusted consistent with the provisions of this Section 2.9.
d.	No matter that gives rise to a payment or an adjustment under this Section 2.9 shall be the subject of or eligible for a claim by Purchaser for indemnification under Article X.
Section 2.10 Allocation of Purchase Price. The purchase price (as determined for federal income tax purposes, including any Assumed Liabilities that are required to be treated as part of the purchase price for federal income tax purposes) shall be allocated among the Purchased Assets (and any other assets that are considered to be acquired for federal income tax purposes) in accordance with the value ranges set forth in Exhibit C. Seller and Purchaser shall cooperate and mutually agree on the determination of such purchase price allocation (the “Purchase Price Allocation”) within sixty (60) days after the Closing NWC Statement (and the related computation of Closing Net Working Capital) becomes final and binding on the Parties pursuant to Section 2.6. Purchaser and Seller agree to (a) be bound by the Purchase Price Allocation, (b) act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including filing IRS Form 8594 (and any supplemental or amended Form 8594)) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (c) take no position and cause their Affiliates to take no position inconsistent with the Purchase Price Allocation for Tax purposes nor to agree to any proposed adjustment to the Purchase Price Allocation by any Taxing authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any Taxing authority based upon or arising out of the Purchase Price Allocation, and neither Purchaser nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing authority challenging such Purchase Price Allocation.
Section 2.11 Risk of Loss. Subject to Section 7.5, until the Closing, Seller shall bear the risk of any loss or damage to the Purchased Assets from condemnation, fire, casualty or any other occurrence. Following the Closing, Purchaser shall bear the risk of any loss or damage to the Purchased Assets (including the Non-Assignable Assets to the extent Purchaser receives the intended benefits therefrom) from condemnation, fire, casualty or any other occurrence.

ARTICLE III — CONDITIONS TO CLOSING
Section 3.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:
a. except for the FCC Approvals as provided in Section 7.6, all Governmental Consents, including the Gaming Approvals, that are required for the consummation of the transactions contemplated hereby shall have been duly made and obtained; and
b. there shall be no Applicable Law of any Governmental Authority of competent jurisdiction that is in effect that prohibits the consummation of the transactions contemplated hereby.
Section 3.2 Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:
a. the representations and warranties set forth in Article IV shall be true and correct in all material respects (except that the representations and warranties which are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct) at and as of the Closing Date as though then made (other than such representations and warranties that expressly relate to a specific date, which need only be true and correct in all material respects as of such date), except in all cases where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
b. Seller shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by Seller under this Agreement on or before the Closing, except where the failure to so perform and comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
c. the Management Agreement shall have been terminated effective immediately prior to the Closing;
d. on or before the Closing Date, Seller shall have delivered to Purchaser all of the following:
i.	a copy of the resolutions or other evidence of action of IRBG, in its capacity as the general partner of Seller, approving the transactions contemplated by this Agreement to be performed by Seller;
ii.	copies of the Governmental Consents described in Section 3.1(a) to the extent applicable to Seller;
iii.	a duly executed counterpart of a bill of sale and assignment, in the form attached hereto as Exhibit D (the “Bill of Sale and Assignment”), conveying to Purchaser all of the Purchased Assets (other than the Purchased Assets conveyed to Purchaser pursuant to the other Transaction Documents);

iv.	a duly executed counterpart of an assignment and assumption agreement, in the form attached hereto as Exhibit E (the “Assignment and Assumption Agreement”), transferring to Purchaser all of the Assumed Liabilities (other than the Progressive Liabilities transferred to Purchaser pursuant to the Assumption of Progressive Post-Closing Liabilities) and the Assumed Contracts;
v.	a duly executed statement in accordance with Treasury Regulation Section 1.1445-2(b), in the form attached hereto as Exhibit F (the “Non-Foreign Affidavit”);
vi.	a duly executed counterpart of a confirmation of transfer of guest items, in the form attached as Exhibit G (the “Confirmation of Transfer of Guest Items”), confirming the transfer of guest safety deposit box contents and the contents belonging to guests in the main safe at the hotel on the Property pursuant to Section 7.7(c);
vii.	a duly executed counterpart of an assumption of the Progressive Liabilities, in the form attached hereto as Exhibit H (the “Assumption of Progressive Post-Closing Liabilities”);
viii.	a duly executed counterpart of a confirmation of transfer of guest baggage entrusted to Seller, in the form attached hereto as Exhibit I (the “Confirmation of Transfer of Guest Baggage”);
ix.	a duly executed counterpart of a bill of sale, in the form attached hereto as Exhibit J (the “Bill of Sale for Passenger/Delivery Vehicles”), transferring all Passenger/Delivery Vehicles to Purchaser, together with certificates of title endorsed for transfer to Purchaser;
x.	as to each FCC License for which an FCC Approval has been issued prior to the Closing, a duly executed counterpart of an assignment and assumption of the FCC Licenses in the form attached hereto as Exhibit K (the “Assignment and Assumption of FCC Licenses”);
xi.	a duly executed limited warranty deed, in the form attached hereto as Exhibit L, conveying the Owned Real Property to Purchaser (the “Deed”);
xii.	to the extent required, duly executed counterparts to any Transfer Tax or sales disclosures forms relating to the Owned Real Property, including an Indiana Sales Disclosure form for the Owned Real Property (the “Transfer Tax Forms”);
xiii.	a duly executed counterpart of a bill of sale, in the form attached hereto as Exhibit M (the “Bill of Sale for Vessel”), transferring title to the Vessel to Purchaser, together with the original Certificate of Documentation for the Vessel, endorsed for transfer to Purchaser;

xiv.	a duly executed counterpart of an assignment of trademarks contained in the Purchased Assets, in the form attached hereto as Exhibit N (the “Assignment of Trademarks”);
xv.	a duly executed counterpart from IRBG of a trademark sublicense agreement, in the form attached hereto as Exhibit O (the “Trademark Sublicense Agreement”), for Purchaser’s use of the Grand Victoria Marks during the one hundred eighty (180) day transition period described in Section 7.10;
xvi.	a duly executed counterpart from HGMI of a trademark license agreement, in the form attached hereto as Exhibit P (the “Trademark License Agreement”), for Purchaser’s use of the Players Advantage Club Mark during the one hundred eighty (180) day transition period described in Section 7.10;
xvii.	a duly executed counterpart from HCCC Corp. of a purchase agreement, in the form attached hereto as Exhibit Q (the “Hamilton House Purchase Agreement”), conveying to Purchaser the property described therein;

xviii.	a duly executed counterpart of the Indemnification Escrow Agreement; and
xix.	a duly executed closing certificate, in form and substance reasonably satisfactory to Purchaser, certifying that, to the knowledge and belief of an officer of Seller, the conditions set forth in Sections 3.2(a) and (b) have been satisfied;
e. the Consents described in Schedule 3.2(e) shall have been obtained; and
f. Purchaser shall have obtained an aggregate amount of financing that, when combined with Purchaser’s available cash on hand, will provide Purchaser with sufficient funds at the Closing to enable it to fund the consummation of the transactions contemplated hereby and to pay all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement.
Any condition specified in this Section 3.2 may be waived by Purchaser in its sole discretion.
Section 3.3 Conditions to Seller’s Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:
a. the representations and warranties set forth in Article V shall be true and correct in all material respects (except that the representations and warranties which are qualified as to “materiality” shall be true and correct) at and as of the Closing Date as though then made (other than such representations and warranties that expressly relate to a specific date, which need only be true and correct in all material respects as of such date);

b. Purchaser shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by Purchaser under this Agreement on or before the Closing; and
c. on or before the Closing Date, Purchaser shall have delivered to Seller all of the following:
i.	a copy of the resolutions of the board of directors, board of managers or other governing body, as applicable, of Purchaser approving the transactions contemplated by this Agreement and the other Transaction Documents to be performed by Purchaser;
ii.	copies of the Governmental Consents described in Section 3.1(a) to the extent applicable to Purchaser;
iii.	a duly executed counterpart of the Bill of Sale and Assignment;
iv.	a duly executed counterpart of the Assignment and Assumption Agreement, and such other assumption agreements or other documents required by any Person to effectuate the assumption of the Assumed Liabilities and the Assumed Contracts;
v.	a duly executed counterpart of the Confirmation of Transfer of Guest Items;
vi.	a duly executed counterpart of the Assumption of Progressive Post-Closing Liabilities;
vii.	a duly executed counterpart of the Confirmation of Transfer of Guest Baggage;
viii.	a duly executed counterpart of the Bill of Sale for Passenger/Delivery Vehicles;
ix.	a duly executed counterpart of the Assignment and Assumption of FCC Licenses;
x.	to the extent required, duly executed counterparts to the Transfer Tax Forms;
xi.	a duly executed counterpart of the Bill of Sale for Vessel;
xii.	a duly executed counterpart of the Assignment of Trademarks;
xiii.	a duly executed counterpart of the Trademark Sublicense Agreement;
xiv.	a duly executed counterpart of the Trademark License Agreement;
xv.	a duly executed counterpart of the Hamilton House Purchase Agreement;

xvi.	a duly executed counterpart of the Indemnification Escrow Agreement; and
xvii.	a duly executed closing certificate, in form and substance reasonably satisfactory to Seller, certifying that, to the knowledge and belief of an officer of Purchaser, the conditions set forth in Sections 3.3(a) and (b) have been satisfied.
d. Purchaser shall have caused a Purchaser Agent (as such term is defined in the Deposit Escrow Agreement) to deliver to the Escrow Agent a written notice, duly executed by such Purchaser Agent, instructing the Escrow Agent to release the Deposit to Seller on the Closing Date.
Any condition specified in this Section 3.3 may be waived by Seller in its sole discretion.
ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Purchaser that the statements contained in this Article IV are true and correct as of the date hereof, except as set forth in the schedules provided by Seller to Purchaser on the date hereof (the “Disclosure Schedules”) as the same may be modified pursuant to Section 7.2. As respects this Agreement, the disclosures in any section or subsection of the Disclosure Schedules shall qualify other sections and subsections of this Article IV as to which such information may be applicable. The inclusion of any information in the Disclosure Schedules (as the same may be modified as herein provided) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information (i) is required by the terms hereof to be disclosed, (ii) is material to Seller or the Business, (iii) has resulted in or would result in a Material Adverse Effect, or (iv) is outside the Ordinary Course of Business.
Section 4.1 Authority and Binding Effect. Seller has all requisite partnership power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by, or on behalf of, Seller, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary partnership action on the part of Seller, and no additional authorization on the part of Seller is necessary in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents. This Agreement has been duly executed and delivered by Seller, and this Agreement constitutes (and the other Transaction Documents when executed and delivered will constitute) a legal, valid and binding obligation of Seller enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies and to general principles of equity.
Section 4.2 Organization of Seller. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite partnership power and authority to own its properties and to carry on the Business as it is now being conducted; and Seller is duly licensed or qualified to do business and is in good standing as a foreign entity in each jurisdiction in which the nature of the Business or ownership of its properties makes such licensing or qualification necessary, except where the failure to have such power or authority, to be in good standing or to be duly licensed or qualified to transact business would not reasonably be expected to have a Material Adverse Effect. Seller has furnished or made available to Purchaser a correct and complete copy of the Partnership Agreement.

Section 4.3 Capital Interests. Seller does not and will not at the Closing own, directly or indirectly, any Capital Interest in any Person.
Section 4.4 No Violations. Except as set forth on Schedule 4.4, and subject to obtaining the Scheduled Consents, the execution and delivery of this Agreement and the other Transaction Documents by Seller and the performance and consummation of the transactions contemplated hereby and thereby by Seller do not and will not (a) conflict with, or result in the breach or violation of, any provision of the organizational documents of Seller, (b) conflict with, or result in the breach or violation of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller under, any Scheduled Contract, or (c) to the Knowledge of Seller, violate or result in a breach of or constitute a default under any Applicable Law to which Seller, the Business or the Purchased Assets is subject, except, in the cases of clauses (b) and (c), for any conflict, breach, violation, default, termination, cancellation or acceleration which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
Section 4.5 Consents and Approvals. Except for (a) any Governmental Consent required (i) from the Gaming Authorities in the State of Indiana (including approvals required pursuant to IC §§ 4-33-4-21 and 68 IAC 5 et seq.), (ii) under the HSR Act, (iii) by the FCC, and (iv) to comply with Applicable Laws regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property, and (b) the Consents set forth on Schedule 4.5 (collectively, the “Scheduled Consents”), no Consent is required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller or the consummation of the transactions contemplated hereby and thereby by Seller, except for any Consent the failure to make or obtain would not reasonably be expected to have a Material Adverse Effect.
Section 4.6 Financial Statements; Absence of Undisclosed Liabilities; Internal Controls.
a. Seller has made the Financial Statements available to Purchaser.
b. Except as set forth on Schedule 4.6(b), each Financial Statement has been prepared in accordance with GAAP consistently applied throughout the periods covered by such Financial Statement, and presents fairly, in all material respects, the financial position of Seller as of such dates and the results of operations and cash flows for the respective periods then ended, as applicable, subject to, in the case of each Interim Financial Statement, the absence of notes and schedules and year-end adjustments.

c. Except as set forth on Schedule 4.6(c), Seller does not have any Liabilities that would be Assumed Liabilities and that are required by GAAP to be reflected on a balance sheet except: (i) Liabilities reflected or reserved against on the Latest Balance Sheet; (ii) Liabilities which have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business or otherwise in accordance with the terms and conditions of this Agreement, (iii) Liabilities disclosed as such elsewhere in this Agreement or the Schedules or Exhibits hereto, and (iv) Liabilities arising under the Assumed Contracts.
d. Seller has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in accordance with GAAP or any other criteria applicable to such statements and (B) to maintain accountability for assets; and (iii) the amount recorded for assets on Seller’s books and records is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
Section 4.7 Absence of Changes. Except as disclosed on Schedule 4.7, between the date of the Latest Balance Sheet and the date hereof, Seller has conducted the Business only in the Ordinary Course of Business, and during such period there has not been any change in the Business that would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as disclosed on Schedule 4.7, between the date of the Latest Balance Sheet and the date hereof, other than in the Ordinary Course of Business (including in connection with the Wells Fargo Credit Facility), Seller has not, as respects the Business:
a. commenced or entered into arrangements for capital expenditures in excess of Twenty-Five Thousand Dollars ($25,000.00) individually or One Hundred Thousand Dollars ($100,000.00) in the aggregate that were not in the capital budget previously furnished or made available to Purchaser;
b. disposed of any capital assets that individually had a net book value in excess of Fifty Thousand Dollars ($50,000.00), or incurred, created or assumed any Lien on any capital asset(s) with a net book value in excess of Twenty-Five Thousand Dollars ($25,000.00), other than Permitted Liens;
c. entered into any Contract that individually involves the payment of more than One Hundred Thousand Dollars ($100,000.00) per year, or incurred any Indebtedness for borrowed money;
d. increased the salary, wage, rate of compensation, commission, bonus or other direct or indirect remuneration payable to, or other compensation of, any executive officer of Seller or entered into any Contract in respect of any such increase (except for increases as may be required by existing agreements or Applicable Law and except for increases granted in the Ordinary Course of Business), nor amended, adopted or terminated any Plan that would materially increase the Liability of Seller or entered into any collective bargaining agreement covering Property Employees;

e. amended in any material respect any Scheduled Contract that would materially and adversely affect the use and enjoyment thereof by Purchaser, terminated any Scheduled Contract other than pursuant to its terms or defaulted in the performance of any material covenant or obligation under any Scheduled Contract which default was not cured within any applicable grace period;
f. made any material change in any accounting principle, practice, policy or method, other than as required by GAAP or any Applicable Law;
g. merged with or into or consolidated with any other Person or acquired any business or assets of any other Person (other than in the Ordinary Course of Business);
h. amended its organizational documents;
i. purchased or entered into any other agreement or obligation to purchase any Capital Interests in any Person;
j. issued or sold any Capital Interests;
k. experienced any damage, destruction or other casualty loss (whether or not covered by insurance) materially affecting the Property;
l. made any payments of cash or property to or on behalf of any officer, employee, or partner of Seller or any of their respective Affiliates or family members other than salary and expense reimbursements reflected in the Financial Statements or made since the date of the Latest Balance Sheet in the Ordinary Course of Business;
m. compromised, paid, settled, discharged, released, waived or satisfied any material claim, Liability or Proceeding, except for such of the foregoing not in excess of Two Hundred and Fifty Thousand Dollars ($250,000.00) in the aggregate;
n. waived or relinquished any material rights, claims or authority, or given any material Consents to action or inaction, under any Scheduled Contract;
o. entered into any employment or consulting agreement requiring payments of base salary in excess of Seventy-Five Thousand Dollars ($75,000.00) per year; or
p. agreed or committed to do any of the foregoing.
For the avoidance of doubt, (i) the dollar thresholds set forth in this Section 4.7 shall not affect the interpretation of the term “Ordinary Course of Business” and (ii) this Section 4.7 shall not apply to any action described in this Section 4.7 that was taken in the Ordinary Course of Business.

Section 4.8 Title to Purchased Assets, the Vessel, Owned Real Property and Related Matters.
a. Except as set forth on Schedule 4.8(a) and for any exceptions which would not reasonably be expected to have a Material Adverse Effect, Seller has good and valid title to, or a valid right to use, the Purchased Assets (including the Vessel), free and clear of all Liens other than Permitted Liens and any Liens vested in any lessor or licensor of slot machines or table games for rent or other obligations of Seller so long as the payment of rent or the performance of such obligations is not delinquent.
b. Schedule 4.8(b) lists all real property owned by Seller (the “Owned Real Property”). Except as set forth on Schedule 4.8(b), (i) Seller holds good and valid title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens, and (ii) there are no leases, subleases, licenses, concessions or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Owned Real Property. There are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.
c. Except as set forth on Schedule 4.8(c), the Purchased Assets are in all material respects sufficient to operate the Property in the manner heretofore operated by Seller; provided that the foregoing is subject to the limitation that certain transfers and assignments of the Non-Assignable Assets require the Consent of a third party (including any Governmental Authority) which has not been obtained prior to the Closing Date, and that such matters are addressed in Section 2.2(d), which contemplates the transfer of the economic benefits and obligations thereof and/or the post-Closing transfer or assignment of such Non-Assignable Assets.
d. All tangible Personal Property included in the Purchased Assets, taken as a whole, is usable, subject to normal wear and tear, except for such Personal Property the failure to be in such condition would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 4.9 Litigation. Except as set forth on Schedule 4.9, as of the date hereof, there is no action, suit, arbitration or legal, administrative or other proceeding (a “Proceeding”) pending or, to the Knowledge of Seller, threatened against Seller relating to the Purchased Assets, whether by or before any party or Governmental Authority (including any Gaming Authority), other than any Proceeding that would not reasonably be expected to have a Material Adverse Effect.
Section 4.10 Compliance With Law; Permits. Except as set forth on Schedule 4.10, the operation by Seller of the Property is in compliance with all Applicable Laws (including Gaming Laws), except for such failures to comply that would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, Seller holds, owns or possesses all Permits required to conduct the Business as currently conducted, which Permits are valid and in full force and effect. Except as would not reasonably be expected to have a Material Adverse Effect, Seller is in compliance with its obligations under such Permits.

Section 4.11 Environmental Matters. Except as set forth on Schedule 4.11:
a. Seller is in compliance with all Environmental and Safety Requirements related to the Business, except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect;
b. there have been no Releases of any Hazardous Substance at the Owned Real Property except in such amounts and in such a manner that would not reasonably be expected to have a Material Adverse Effect; and
c. there are no pending or, to the Knowledge of Seller, threatened Proceedings against Seller arising from or relating to any Environmental and Safety Requirements.
Section 4.12 Brokers and Finders. Other than REGAL Capital Advisors, LLC, whose fees shall be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of, or is entitled to any fee or commission from Seller in connection with the transactions contemplated by this Agreement.
Section 4.13 Contracts.
a. Except (i) for the Excluded Contracts, (ii) for the Contracts that are set forth on Schedule 4.13 (the “Scheduled Contracts”), and (iii) as otherwise contemplated by this Agreement, as of the date hereof, Seller is not a party to:
i.	any Contract that involves the purchase or sale of goods or services with a value or involving payments of more than One Hundred Thousand Dollars ($100,000.00) per year and that is not terminable by Seller upon less than twelve (12) months’ notice;
ii.	any employment or consulting agreement requiring payments of base salary in excess of Seventy-Five Thousand Dollars ($75,000.00) per year;
iii.	any Capital Interest option, Capital Interest purchase, profit sharing, deferred compensation, bonus or other incentive compensation Contract or plan;
iv.	any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to Indebtedness;
v.	any collective bargaining agreement with any labor unions or associations representing Property Employees;
vi.	any individual lease of real or personal property as lessee with an annual base rental obligation of more than One Hundred Thousand Dollars ($100,000.00) or a total remaining rental obligation of more than Five Hundred Thousand Dollars ($500,000.00);
vii.	any agreement materially limiting the freedom of Seller from engaging in any line of business in any geographic area or to compete with any Person;

viii.	any agreement which provides for an outstanding loan or advance (excluding advances for travel and entertainment expenses made in the Ordinary Course of Business and in accordance with customary policies for such advances) in any amount in excess of Twenty-Five Thousand Dollars ($25,000.00) to any partner or executive officer of Seller;

ix.	any agreement with any Affiliate of Seller;
x.	any agreement pursuant to which Seller has licensed as licensee third party software material to the Business, except for widely available third party software which is of an “off-the-shelf” nature and not modified or customized;
xi.	any material license, assignment, transfer or similar Contract pursuant to which any third party other than the licensor has rights to use or own any material Registered Intellectual Property, Owned Intellectual Property, Licensed Intellectual Property or material Proprietary Rights of Seller; or

xii.	any requirements contracts.
b. Except (i) as set forth on Schedule 4.13 and (ii) as would not reasonably be expected to have a Material Adverse Effect: (i) all of the Scheduled Contracts are in full force and effect and constitute legal and binding obligations of Seller, and (ii) to the Knowledge of Seller, no other party is in breach of or default under, and, to the Knowledge of Seller, no event has occurred which with notice or lapse of time, or both, would become a breach of or default under, any Scheduled Contract.
Section 4.14 Intellectual Property.
a. Schedule 4.14(a) lists all Proprietary Rights that are registered trademarks, service marks, or copyrights owned by Seller and material to the Business (collectively, the “Registered Intellectual Property”). Except as set forth on Schedule 4.14(a) and for matters that would not reasonably be expected to have a Material Adverse Effect: (i) the right, title or interest of Seller in each item of its Registered Intellectual Property and other Proprietary Rights that Seller owns and that are material to the Business (collectively, “Owned Intellectual Property”) is free and clear of Liens, except for Permitted Liens; (ii) to the Knowledge of Seller, there is no material claim pending or threatened against Seller by any Person that challenges the validity or enforceability of the Registered Intellectual Property or the rights of Seller to continued use of the Owned Intellectual Property; and (iii) Seller has no knowledge of any infringement or improper use by any third party of the Owned Intellectual Property.
b. Except as set forth on Schedule 4.14(b) and for matters that would not reasonably be expected to have a Material Adverse Effect, with respect to Proprietary Rights that are licensed by Seller and material to the Business (the “Licensed Intellectual Property”): (i) Seller holds a good and valid leasehold interest in each item of its Licensed Intellectual Property, free and clear of Liens, except for Permitted Liens; and (ii) to the Knowledge of Seller, there is no material claim pending or threatened against Seller by any Person that challenges Seller’s use of any of the Licensed Intellectual Property or the rights of Seller to continued use of the Licensed Intellectual Property.

Section 4.15 Tax Matters. Except as set forth on Schedule 4.15:
a. Seller has timely filed with the appropriate Tax or other Governmental Authorities all material Tax Returns required to be filed through the date hereof with respect to the Purchased Assets or the operation of the Business, and all such Tax Returns are true, complete and correct in all material respects; all Taxes shown as due on such Tax Returns have been timely paid in full and Seller has not received written notice from a Governmental Authority that any other Taxes are payable by Seller with respect to the Purchased Assets or the operation of the Business for the periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of this Agreement; Seller has not requested any extension of time within which to file any such Tax Returns, other than an automatic extension of time not requiring the consent of the IRS or any other taxing authority;
b. all Taxes that Seller has been required to collect or withhold have been duly collected or withheld and to the extent required when due, have been or will be duly paid to the proper Tax or other Governmental Authority;
c. no claims, actions, audits or other Proceedings with any Governmental Authorities are presently pending or, to the Knowledge of Seller, threatened in respect to material Taxes relating to the Purchased Assets or the operation of the Business; there are no outstanding waivers extending the statutory period of limitation relating to Taxes of Seller;
d. there are no Liens for Taxes (other than for current Taxes not yet due and payable or being disputed in good faith) upon the Purchased Assets;
e. none of the Purchased Assets are required to be treated for Tax purposes as owned by any Person, other than Seller; and
f. Seller has not participated in any Tax related amnesty program established by any state or local Tax authority or Law and is not, and has not been, a member of a Tax Sharing Agreement.
Section 4.16 Employee Benefit Plans.
a. Schedule 4.16(a) identifies each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA) and (ii) all pension, supplemental pension, deferred compensation, option or other equity-based program, accidental death and dismemberment, life and health insurance and benefits (including medical, dental, vision and hospitalization), short- and long-term disability, fringe benefit, cafeteria plan, flexible spending account programs, severance and other employee benefit arrangements, plans, contracts, policies or practices providing employee or executive compensation or benefits (not defined in Section 3(3) of ERISA), maintained or contributed to by Seller or in which Seller participates or participated and that provides benefits to any current Property Employee (collectively, the “Plans”). Except as set forth on Schedule 4.16(a), Seller has furnished or made available to Purchaser, with respect to each Plan, the following documents, as applicable: all relevant Plan documents; the most recent summary Plan description and any subsequent summaries of material modifications; Form 5500s as filed with the United States Department of Labor for the most recent Plan year; all trust agreements; and the most recent IRS determination letter (if any) for all plans qualified under Code Section 401(a).

b. Except as set forth on Schedule 4.16(b), each Plan maintained by Seller is in all material respects in compliance, and has been administered in all material respects in accordance, with its terms and the applicable provisions of ERISA, the Code and all other Applicable Laws.
c. No Plan is subject to Title IV of ERISA or is a “multiemployer plan” (as defined in Section 3(37) of ERISA). Seller has not incurred any unsatisfied Liability under Title IV of ERISA. No ERISA Affiliate maintains, contributes to, or has any Liability under Title IV of ERISA, which could reasonably be expected to result in Liability to Seller.
d. Each Plan maintained by Seller and which is intended to be qualified under Code Section 401(a) has received from the IRS a favorable determination letter. No event has occurred since the date of the most recent determination (other than the effective date of certain amendments to the Code the remedial amendment period for which has not expired) that would materially and adversely affect the qualified status of any such Plan.
e. Except as disclosed on Schedule 4.16(e), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the acceleration or creation of any rights of any person to benefits under any Plan.
f. Neither Seller nor any ERISA Affiliate has incurred any Liability as a result of the failure to comply with the continuation of coverage requirements of Section 601 et. seq. of ERISA or Section 4980B of the Code that in any such case would become a Liability of Purchaser after the Closing Date.
g. Except as provided in Section 7.1(h) with respect to a Plan covering Property Employees, there are no obligations that would require Purchaser to provide for medical or death benefits beyond termination of service or retirement.
Section 4.17 Insurance. Seller maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses, as set forth on Schedule 4.17. No notice of cancellation or threat thereof with respect to any such policy has been received prior to the date hereof, and, within the past three (3) years, no insurer has denied coverage to Seller on a material insurance policy of any type. All policies described or required to be described on Schedule 4.17 are in full force and effect, and Seller is not in default, whether as to payment of premium or otherwise, in any material respect under the terms of any such policy. Seller makes no representation or warranty that such insurance will be continued or is continuable after the Closing.
Section 4.18 Transactions with Officers and Affiliates. Except as set forth on Schedule 4.18, Seller is not a party to any Contract with any officer or Affiliate of Seller or of either IRBG or RSR.

Section 4.19 Licensability of Principals. There are no facts, which if known to the regulators under the Gaming Laws, would be reasonably likely to result in the revocation, limitation or suspension of Seller’s gaming license or other Gaming Approval, except for such revocations, limitations or suspensions which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.
Section 4.20 Seller Compliance with Gaming Laws.
a. Seller and, to the Knowledge of Seller, each of its directors, officers, key employees and Persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Authorities under the Gaming Laws necessary to conduct the Business, each of which is in full force and effect in all material respects (the “Seller Gaming Permits”) and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Seller Gaming Permit that currently is in effect the loss of which either, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect. Seller and, to the Knowledge of Seller, each of its directors, officers, key employees and Persons performing management functions similar to officers and partners are in compliance with the terms of the Seller Gaming Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Seller has not received notice of any investigation or review by any Governmental Authority under any Gaming Law with respect to Seller or any of its Affiliates that is pending, and, to the Knowledge of Seller, no investigation or review is threatened, nor has any Governmental Authority indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.
b. Except as set forth on Schedule 4.10, neither Seller nor, to the Knowledge of Seller, any of its directors, officers, key employees or partners or their Affiliates has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Authority in the past three (3) years under, or relating to any violation or possible violation of, any Gaming Laws which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. To the Knowledge of Seller, there are no facts, which if known to the regulators under the Gaming Laws, that would reasonably be expected to result in the revocation, limitation or suspension of a license, finding of suitability, registration, permit or approval of Seller or any of its Affiliates, or any of their respective officers, directors, key employees or Persons performing management functions similar to an officer or partner under any Gaming Laws which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect. Neither Seller nor, to the Knowledge of Seller, any of its directors, officers, key employees or Persons performing a management function similar to an officer or partner of Seller has suffered a suspension, sanction or revocation of any Seller Gaming Permit which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect.

ARTICLE V — REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller that the statements contained in this Article V are true and correct as of the date hereof.
Section 5.1 Organization of Purchaser. Purchaser is duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted.
Section 5.2 Authority and Binding Effect. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by Purchaser and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no additional authorization on the part of Purchaser is necessary in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents. This Agreement has been duly executed and delivered by Purchaser and this Agreement constitutes (and the other Transaction Documents when executed and delivered will constitute) a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.
Section 5.3 No Violations. The execution and delivery of this Agreement and the other Transaction Documents and the performance and consummation of the transactions contemplated hereby and thereby by Purchaser do not and will not (a) conflict with, or result in the breach or violation of, any provision of the organizational documents of Purchaser, (b) conflict with, or result in the breach or violation of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, any material Contract to which Purchaser is a party or by which any of its assets is bound, or (c) to the Knowledge of Purchaser, violate or result in a breach of or constitute a default under any Applicable Law to which Purchaser is subject or by which Purchaser or any of its assets is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, violation, default, termination, cancellation or acceleration which, individually or in the aggregate, would not impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or delay the performance of this Agreement by Purchaser.
Section 5.4 Consents and Approvals. Except for (a) any Governmental Consent required (i) from the Gaming Authorities in the State of Indiana (including approvals required pursuant to IC §§ 4-33-4-21 and 68 IAC 5 et seq.), (ii) under the HSR Act, and (iii) by the FCC, and (b) the Scheduled Consents, no Consent is required to be obtained by Purchaser, any Affiliate of Purchaser or any of Purchaser’s or its Affiliates’ officers, directors, employees or agents in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by Purchaser or the consummation of the transactions contemplated hereby and thereby, other than in all cases where the failure to obtain such Consent would not impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or delay the performance of this Agreement by Purchaser.

Section 5.5 Licensability of Principals. Purchaser or one or more of its Affiliates own or operate gaming facilities in the jurisdictions listed on Schedule 5.5, and Purchaser or one or more of its Affiliates, and their respective officers, directors, employees, and agents, have been appropriately licensed or found suitable in each of such jurisdictions. Neither Purchaser nor any of its Representatives, Affiliates, lenders, investors or other Persons related thereto with respect to the transactions contemplated by this Agreement (collectively, the “Purchaser Related Parties”) has ever been denied, or had suspended, sanctioned or revoked, a gaming license or related finding of suitability by a Gaming Authority. Purchaser and each of the Purchaser Related Parties are in good standing in each of the jurisdictions in which Purchaser or any of the Purchaser Related Parties owns or operates gaming facilities. There are no facts, which if known to the regulators under the Gaming Laws, that would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license or other Gaming Approval or (b) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for the consummation of this Agreement, including the imposition of any negative condition being placed on any finding of suitability. Purchaser and each of its Representatives and Affiliates meet the legal requirements under Indiana law to own interests in a gaming license.
Section 5.6 Purchaser Compliance with Gaming Laws.
a. Purchaser and, to the Knowledge of Purchaser, each of its directors, officers, key employees and Persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Authorities under the Gaming Laws necessary to conduct the business and operations of Purchaser, each of which is in full force and effect in all material respects (the “Purchaser Gaming Permits”) and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Purchaser Gaming Permit that currently is in effect the loss of which either, individually or in the aggregate, would be reasonably likely to have a material adverse effect on Purchaser. Purchaser and, to the Knowledge of Purchaser, each of its directors, officers, key employees and Persons performing management functions similar to officers and partners are in compliance with the terms of the Purchaser Gaming Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on Purchaser. Purchaser has not received notice of any investigation or review by any Governmental Authority under any Gaming Law with respect to Purchaser or any of its Affiliates that is pending, and, to the Knowledge of Purchaser, no investigation or review is threatened, nor has any Governmental Authority indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on Purchaser.
b. Neither Purchaser nor any of its directors, officers, key employees or partners or their Affiliates has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Authority in the past three (3) years under, or relating to any violation or possible violation of, any Gaming Laws which did or would be reasonably likely to result in fines or penalties of $50,000 or more, individually, or $250,000 or more, in the aggregate. To the Knowledge of Purchaser, there are no facts, which if known to the regulators under the Gaming Laws, that would reasonably be expected to result in the revocation, limitation or suspension of a license, finding of suitability, registration, permit or approval of Purchaser or any of its Affiliates, or any of their respective officers, directors, key employees or Persons performing management functions similar to an officer or partner under any Gaming Laws. Neither Purchaser nor any of its directors, officers, key employees or Persons performing a management function similar to an officer or partner of Purchaser has suffered a suspension, sanction or revocation of any Purchaser Gaming Permit.

Section 5.7 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which has been retained by, is authorized to act on behalf of, or is entitled to any fee or commission from, Purchaser in connection with the transactions contemplated by this Agreement.
Section 5.8 Absence of Proceedings. There is no Proceeding pending or, to the Knowledge of Purchaser, threatened, whether by or before any Governmental Authority or otherwise, against Purchaser or any of its Affiliates that would reasonably be expected to impair Purchaser’s ability to perform its obligations hereunder or be reasonably likely to prohibit or delay the performance of this Agreement by Purchaser.
Section 5.9 Financing.
Purchaser has delivered to Seller a true, complete and correct copy of the Summary of Proposed Terms and Conditions (the “Financing Reference Document”) from Wells Fargo Securities, LLC and Wells Fargo Bank, National Association (collectively, the “Initial Debt Financing Source”) to provide Purchaser with debt financing on the terms set forth therein, and as of the date hereof such Financing Reference Document has not been modified, amended or revoked. Such debt financing if consummated, together with Purchaser’s available cash on hand, will provide Purchaser with sufficient funds at the Closing to enable it to fund the consummation of the transactions contemplated hereby and to pay all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, Purchaser has no reason to believe that the debt financing set forth in the Financing Reference Document will not be consummated on or prior to the Closing Date. Purchaser has paid in full any and all commitment or other fees required to be paid under the Financing Reference Document on or before the date hereof.
Section 5.10 Non-Reliance. Purchaser acknowledges that the representations and warranties set forth in Article IV and in the Deed constitute the sole and exclusive representations and warranties of Seller to the Purchaser in connection with the transactions contemplated hereby, and Purchaser acknowledges and agrees that Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement or in the Deed, including any implied warranty as to condition, merchantability or suitability as to any of the Purchased Assets and it is understood that Purchaser takes such assets as is and where is (subject to the benefit of the representations and warranties set forth in Article IV and in the Deed). Purchaser further acknowledges and agrees that any estimates, budgets, projections, forecasts or other predictions that may have been provided to Purchaser or any of its Representatives are not representations or warranties of Seller or guarantees of performance and that actual results may vary substantially from any such estimates, budgets, projections, forecasts or other predictions. Purchaser further acknowledges and agrees that (a) except and solely to the extent of the representations and warranties in Article IV and in the Deed, Seller has made no representation or warranty either express or implied as to the accuracy or completeness of any information regarding the Purchased Assets, the Business or otherwise related to the Property furnished or made available to Purchaser or its Representatives, and (b) except with respect to the representations and warranties in Article IV and in the Deed, Purchaser shall have no claim or right to indemnification pursuant to Article X with respect to any information, documents or materials furnished by Seller, any of its Affiliates or any of their respective Representatives to Purchaser, including the Confidential Offering Memorandum dated May 2010 or in any management presentation, information memorandum, supplemental information, data rooms or other materials or information furnished in expectation of the transactions contemplated hereby, including communications by Seller, its Affiliates and their respective Representatives.

Section 5.11 U.S. Coastwise Trade. Purchaser is a citizen of the United States as defined in Section 2(c) of the Shipping Act, 1916, as amended (46 U.S.C. App. Section 802(c)), qualified to engage in the United States coastwise trade.
ARTICLE VI — COVENANTS BEFORE CLOSING
Section 6.1 Affirmative Pre-Closing Covenants of Seller. Except as otherwise contemplated by this Agreement or as set forth on Schedule 6.1, between the date hereof and the earlier of the termination of this Agreement or the Closing Date, unless Purchaser otherwise agrees in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), Seller shall:
a. conduct the Business only in the Ordinary Course of Business;
b. keep in full force and effect its organizational existence;
c. use commercially reasonable efforts to keep the Business substantially intact, including its present operations, physical facilities and employees and the material relationships of each thereof with lessors, licensors, suppliers, customers and others having material business relations with each thereof, respectively;
d. maintain its financial books, accounts and records consistent with the custom and practice as used in the preparation of the Financial Statements;
e. maintain in full force and effect all of its policies of insurance and indemnity currently in effect;
f. maintain in full force and effect all of its Permits, Gaming Approvals, consents and any other permit, license, approval and consent necessary for the ownership, operation, management and development of the Property; and
g. file all Tax Returns on a timely basis.
Section 6.2 Negative Pre-Closing Covenants of Seller. Except as otherwise expressly contemplated by this Agreement or as set forth on Schedule 6.2, between the date hereof and the earlier of the termination of this Agreement or the Closing Date, unless Purchaser otherwise agrees in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), Seller shall not take any action that would be required to be disclosed on Schedule 4.7 if the representations and warranties contained in Section 4.7 were remade as of the time of the Closing.

Section 6.3 Cooperation; Consents.
a. Seller and Purchaser shall do all things reasonably practicable and use commercially reasonable efforts to fulfill the conditions precedent to the other Party’s obligations under this Agreement (other than, in the case of Seller, the satisfaction of the condition set forth in Section 3.2(f) to the extent Purchaser’s debt financing is unrelated to the Property); provided that Seller shall not be required to remain secondarily or contingently liable for any Assumed Liability or make or cause to be made any payment to any third party to secure any Consents; provided, further that Purchaser shall pay certain miscellaneous fees and satisfy bond requirements as required by Indiana law, including: an application fee pursuant to IC § 4-33-6-2 and 68 IAC 5 et seq.; a license fee pursuant to IC § 4-33-6-8; a surety bond pursuant to IC § IC 4-33-6-9; and a license fee, if applicable, pursuant to IC § 4-33-4-21(d). Without limiting the generality of the foregoing, the Parties shall cooperate with, and do all things reasonably requested to assist, one another: (i) in the prompt preparation and filing (which filings shall occur no later than fifteen (15) Business Days after the date hereof) of any filings required by the Gaming Authorities in the State of Indiana and under the HSR Act; (ii) in determining whether action by or in respect of, or filing with, any Governmental Authority is required, proper or advisable or any actions, Consents or waivers are required to be obtained from parties to any Scheduled Contracts, in connection with the transactions contemplated by this Agreement; and (iii) in seeking timely to obtain any such actions, Consents or waivers or to make any such filings (including the FCC Approvals). Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that, except as provided in Section 3.1(a) and Section 3.2(e), the successful procurement of any such action, Consent or waiver or the making of any such filing is not a condition to Purchaser’s obligation to effect the Closing.
b. The Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, applicable Gaming Authorities, the United States Federal Trade Commission, the United States Department of Justice, the FCC and any other applicable Governmental Authority and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or such other Applicable Law. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law. Each Party shall use its commercially reasonable efforts to obtain expiration or termination of the waiting period under the HSR Act or any clearance or approval required under such other Applicable Law for the consummation of the transactions contemplated by this Agreement; provided that Purchaser acknowledges and agrees that “commercially reasonable efforts” shall include the sale of assets or divestitures not amounting to a material adverse effect on the business of Purchaser following consummation of the transactions contemplated hereby.

c. Other than as specifically set forth otherwise in this Agreement, all fees, expenses and disbursements incurred in connection with the matters referred to in this Section 6.3 shall be borne by Purchaser if incurred by or on its behalf and by Seller if incurred by or on its behalf.
d. Except as permitted by the terms of this Agreement, prior to the Closing, Purchaser shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, Seller, the Property or the other Purchased Assets. Until the Closing, the operations and affairs of Seller, the Property and the other Purchased Assets are the sole responsibility of and under Seller’s complete and exclusive control, except as provided for in this Agreement.
Section 6.4 Access. Subject to the terms of the Confidentiality Agreement, between the date hereof and the earlier of the termination of this Agreement or the Closing Date, Seller shall afford Purchaser reasonable access, at reasonable times during normal business hours, to the Property and to all personnel, properties, books, Contracts and records of the Business, and other documents and financing, operating and other data of Seller that Purchaser may reasonably request, provided that Purchaser shall not engage in any environmental or other physical testing with respect to any Owned Real Property without the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion. The foregoing shall not require Seller to permit any inspection, or to disclose any information, that in Seller’s reasonable judgment is reasonably likely to (a) result in the waiver of any attorney-client privilege, the disclosure of any trade secrets or the violation of any Applicable Law, including antitrust laws and Gaming Laws, or (b) violate any of Seller’s obligations with respect to confidentiality if Seller shall have used commercially reasonable efforts to obtain the consent to such inspection or disclosure of the affected third party. Seller shall not be required to take any action pursuant to this Section 6.4 beyond commercially reasonable efforts or that would unreasonably disrupt its normal operations. The confidentiality of all such documents and information furnished in connection with the transactions contemplated by this Agreement shall be governed by the terms of the Confidentiality Agreement. Prior to entering the Property to perform any tests and assessments or for any other reason permitted hereunder and, thereafter, Purchaser shall maintain a policy of comprehensive public liability insurance in an amount not less than $1.0 million naming Seller as an additional primary insured, insuring against any and all Liabilities for damages to property or injury or death to persons arising out of the entry onto the Property of all persons and property on Purchaser’s behalf. Such insurance policy shall be with a nationally recognized insurance company reasonably acceptable to Seller and shall provide that it may not be terminated without providing Seller at least thirty (30) days written notice. Prior to Purchaser’s entry onto the Property, Purchaser shall deliver to Seller a certificate of insurance evidencing the insurance policy required by this Section 6.4. Notwithstanding anything herein to the contrary, Purchaser and Seller agree that in the event any proprietary information or knowledge relating to an Excluded Asset is obtained, revealed or otherwise made known to Purchaser, Purchaser shall not reveal, disclose, employ or otherwise use any such proprietary information and will hold such information in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify the obligations of the Parties to consummate the transactions contemplated herein.

Section 6.5 Intercompany Accounts, Affiliate Agreements. Except as set forth on Schedule 6.5, Seller shall (a) cause all intercompany accounts receivable or payable (whether or not currently due or payable) between (i) Seller, on the one hand, and (ii) any of Seller’s Affiliates, on the other hand, to be settled in full at or prior to the Closing, and (b) terminate the Management Agreement at or prior to the Closing.
Section 6.6 Certain Transactions.
a. From the date hereof until the Closing Date, Purchaser shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or by consolidating with, or by purchasing assets of or a substantial portion of equity in, or any other manner, any business or any corporation, partnership, association or other business organization or division thereof engaged in the gaming business in the State of Indiana.
b. Prior to the Closing, Purchaser shall not take, or agree to commit to take, (i) any action that would or is reasonably likely to materially delay the receipt of, or materially impact the ability of a Party to obtain, any Governmental Consents necessary for the consummation of the transactions contemplated by this Agreement, or (ii) any action that would or is reasonably likely to cause any Governmental Authority to commence or re-open a proceeding that could reasonably be expected to challenge or prevent the transactions contemplated by this Agreement or delay the Closing beyond the Scheduled Closing Date.
Section 6.7 Financing Covenants.
a. As promptly as reasonably practicable following the date of this Agreement, Purchaser shall use its reasonable best efforts to obtain an executed commitment letter (the “Commitment Letter”) from one or more lenders or other sources (which may or may not include the Initial Debt Financing Source) to provide Purchaser with an aggregate amount of financing that, when combined with Purchaser’s available cash on hand, will provide Purchaser with sufficient funds at the Closing to enable it to fund the consummation of the transactions contemplated hereby and to pay all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement (such financing, the “Financing”). Purchaser agrees to enter into any commitment letter providing Purchaser with financing on terms at least as favorable, in the aggregate, to Purchaser as the terms set forth in the Financing Reference Document. Promptly following Purchaser’s receipt of the Commitment Letter, Purchaser shall promptly provide Seller with a true, correct and complete copy of the Commitment Letter.
b. Purchaser shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter (provided that Purchaser may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities so long as such action would not reasonably be expected to delay or prevent the Closing or add conditions or otherwise materially restrict the availability of the Financing), including using its reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to funding of the Financing, (iii) enter into definitive agreements with respect thereto and (iv) comply with its obligations, and enforcing its rights, if any, under the Commitment Letter. In the event that Purchaser becomes aware that any portion of the Financing is unavailable in the manner or from the sources contemplated in the Commitment Letter, Purchaser shall use its reasonable best efforts to obtain alternative financing for such portion from alternative sources. Purchaser shall not agree to nor permit any amendment, modification or waiver (other than a waiver of a condition to the Financing) of the Commitment Letter, any other agreement, arrangement or understanding relating to the Financing or the definitive agreements relating to the Financing that is adverse to Purchaser or Seller without Seller’s prior written consent (which consent shall not be unreasonably withheld). Purchaser shall provide Seller prompt written notice of any breach by any party of the Commitment Letter (or commitments for any alternative financing obtained in accordance with this Section 6.7(b)) of which Purchaser becomes aware or any termination of the Commitment Letter (or commitments for any alternative financing obtained in accordance with this Section 6.7(b)). Purchaser shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or alternative financing obtained in accordance with this Section 6.7(b)) and provide to Seller copies of all material documents related to the Financing (or alternative financing obtained in accordance with this Section 6.7(b)).

ARTICLE VII — GENERAL COVENANTS
Section 7.1 Employees.
a. Purchaser shall extend offers of employment to all of the Property Employees on or prior to the Closing Date at the same salary or wage rate as applicable to the Property Employee immediately prior to the Closing Date and upon substantially similar terms and conditions as provided by Seller or its Affiliates to such Property Employees. Purchaser shall take all actions necessary to cause each Property Employee who accepts Purchaser’s offer of employment to commence employment with Purchaser effective as of the Closing Date. With respect to each Property Employee who is on leave of absence on the Closing Date, such Property Employee shall become a Transferred Employee on the date such Property Employee returns from such leave of absence. Purchaser agrees that, for a period beginning on the Closing Date and ending on the six-month anniversary thereof, it shall maintain, or shall cause to be maintained, for the benefit of the Transferred Employees, employee benefit plans that are no less favorable, in the aggregate, than the Plans in effect immediately prior to the Closing Date.
b. With respect to any employee or employee benefit plan, program or arrangement established or maintained by Purchaser (“Purchaser’s Plans”) for all purposes of determining eligibility to participate and vesting and benefit accruals (except to the extent giving such credit would result in duplication of benefits), a Transferred Employee’s service with Seller shall be treated as service with Purchaser.
c. Purchaser shall cause the Transferred Employees to be covered by one or more medical benefit plans (“Purchaser’s Medical Plans”) which shall not contain any “pre-existing conditions” exclusions or limitations or “actively at work” requirements which would cause any of the Transferred Employees or their dependents to be excluded from Purchaser’s Medical Plans immediately after the Closing. For purposes of Purchaser’s Plans, Purchaser shall give effect, in determining any deductible and maximum out of pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, the Transferred Employees and their dependents for the calendar year in which the Closing occurs under any welfare benefit plans maintained or contributed to by Seller or its Affiliates for their benefit immediately prior to the Closing Date.

d. Property Employees are eligible to participate in a plan subject to Section 125 of the Code (“Seller’s 125 Plan”) that includes flexible spending accounts for medical care reimbursements and dependent care reimbursements (“Reimbursement Accounts”). As soon as reasonably practicable following the Closing Date, cash equal to the aggregate value as of the Closing Date of the Reimbursement Accounts of the Transferred Employees shall be transferred from Seller to a plan established by Purchaser intended to qualify under Section 125 of the Code (“Purchaser’s 125 Plan”). Upon receipt of such amount, Purchaser and Purchaser’s 125 Plan shall assume all obligations with respect to the Reimbursement Accounts for the Transferred Employees as of the Closing Date. Purchaser shall recognize the elections of the Transferred Employees under Seller’s 125 Plan for purposes of Purchaser’s 125 Plan for the calendar year that includes the Closing Date. Seller shall provide Purchaser with all information reasonably requested in order for Purchaser and Purchaser’s 125 Plan to satisfy the obligations set forth in this Section 7.1(d). Notwithstanding anything to the contrary in this Agreement, Seller may terminate the Reimbursement Account portion of Seller’s 125 Plan effective on or prior to December 31, 2010, and, if the Closing occurs following the effective date of such termination, neither Party shall have any obligations under this Section 7.1(d).
e. To the extent permitted by Applicable Law, Purchaser shall assume any accrued but unused vacation or other paid-time off (“PTO”) for each Transferred Employee. If required by Applicable Law, prior to the Closing Date, Seller shall allow each Transferred Employee to elect, in accordance with Applicable Law, to have such Transferred Employee’s accrued PTO either paid to such Transferred Employee on the Closing Date by Seller, or to have such PTO assumed by Purchaser. Seller shall be responsible for all accrued but unused PTO for each Property Employee that is not a Transferred Employee or who elects not to have his/her PTO assumed by Purchaser.
f. The provisions of this Agreement are for the benefit of Purchaser and Seller only, and no Property Employee of Seller or any Person, other than the Parties, will have any rights hereunder. Nothing herein expressed or implied will be deemed an amendment of any Plan or otherwise confer upon any Property Employee of Seller, any Person, other than the Parties, or any legal representatives or beneficiaries thereof, any rights or remedies, including any right to employment or continued employment for any specified period or to be covered under or by any Plan except as provided in Section 7.1(h), or will cause the employment status of any employee to be other than terminable at-will.
g. Purchaser shall have full responsibility for all obligations to the Transferred Employees under the WARN Act and any other similar statutes or regulations of any jurisdiction relating to any “plant closing” or “mass layoff” (as such terms are defined in the WARN Act). For the avoidance of doubt, Purchaser’s obligations under this Section 7.1(g) include all obligations triggered under the WARN Act and such other federal, state and local statutes and regulations requiring prior notice of a plant closing or mass layoff, which are triggered, in whole or in part, by Purchaser’s actions or omissions, including the failure to employ or continue to employ some or all of the Transferred Employees from and after the Closing Date.

h. Following Closing, Seller shall cease maintaining a group health plan. Therefore, Purchaser agrees and shall be responsible for providing continuation coverage as required by Code section 4980B, ERISA sections 602-608 or similar state Applicable Law (“COBRA”), under a group health plan maintained by Purchaser, to those employees of Seller and any other qualified beneficiaries under COBRA with respect to such employees, who have a COBRA qualifying event (due to termination of employment with Seller or otherwise) prior to or in connection with the transactions contemplated by this Agreement. Purchaser shall indemnify and hold Seller harmless from any and all damages, liabilities, claims and expenses incurred by Seller as a result of the failure of Purchaser to comply with any of the requirements of COBRA, including applicable notice requirements, other than those to which Seller’s actions (or inactions) caused.
i. Seller shall cooperate and provide all information reasonably requested by Purchaser in order for Purchaser to satisfy its obligations under this Section 7.1.
Section 7.2 Notice of Certain Matters. From the date hereof through the earlier of the termination of this Agreement or the Closing, each Party, upon obtaining knowledge of such matter, shall give notice to the other Party of (a) the occurrence or failure to occur of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in a manner reasonably likely to result in the failure of a condition set forth in Article III, and (b) any failure of the Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement in a manner reasonably likely to result in the failure of a condition set forth in Article III. From time to time prior to the Closing, Seller shall have the right to supplement or amend the Disclosure Schedules with respect to any matter arising after the delivery of the Disclosure Schedules pursuant to this Agreement. In any such event, unless this Agreement is terminated pursuant to Article VIII prior to the Closing, each written notice provided pursuant to this Section 7.2 shall be deemed (x) to have amended the applicable Schedule, (y) to have qualified the representations and warranties contained herein and (z) to have cured any breach of representation or warranty that otherwise might have existed hereunder by reason of such development. Notwithstanding the foregoing, no notice under this Section 7.2 shall be deemed to have modified any representation or warranty or cured any breach for purposes of determining the satisfaction of the conditions set forth in Article III or a Party’s right to terminate this Agreement pursuant to Article VIII.
Section 7.3 Publicity. The Parties shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated by this Agreement and, except as may be required by Applicable Law or any securities exchange on which the securities of a Party or an Affiliate are listed, neither Party shall issue any such press release or make any such public statement without the prior written approval of the other Party.

Section 7.4 Post-Closing Access; Cooperation.
a. Except as otherwise provided in Sections 2.9(b) and 9.1, following the Closing Date, Purchaser shall (a) allow Seller and its Affiliates, upon reasonable prior notice and during regular business hours, through their employees and Representatives, the right to examine and make copies of the books and records transferred to Purchaser at the Closing for any reasonable business purpose relating to their respective businesses, including the preparation or examination of regulatory filings and financial statements and the conduct of any litigation or the conduct of any regulatory, contract holder, participant or other dispute resolution whether pending or threatened, and (b) maintain such books and records for examination and copying by Seller and its Affiliates for a period of not less than eight (8) years following the Closing Date; provided that after such eight-year period Purchaser shall provide Seller with at least twenty (20) Business Days’ written notice prior to destroying or disposing of any such books and records at which time and at the option and expense of Seller, Purchaser shall deliver such books and records to Seller, rather than destroying the same. Access to such books and records shall be at Seller’s expense, and may not unreasonably interfere with Purchaser’s or any successor company’s business operations. Seller may retain (x) one copy of the materials included in the data room organized by Seller in connection with the transactions contemplated by this Agreement, together with a copy of all documents referred to in such materials, and (y) a copy of all financial information and all other accounting records prepared or used in connection with the preparation of the Financial Statements. Subject to the first sentence of this Section 7.4(a), neither Seller nor any of its Affiliates shall retain or use any copy of the Customer Database following the Closing Date. Neither Purchaser nor any of its Affiliates shall use any of Seller’s training manuals or other training materials included in the Purchased Assets other than in connection with the conduct or operation of the Business.
b. Except as otherwise provided in Sections 2.9(b) and 9.1, following the Closing, and for so long as Seller or its Affiliates are prosecuting, participating in, contesting or defending any claim, Proceeding or investigation, whenever filed or made, in connection with or involving in any way the conduct or operation of the Business prior to the Closing, including any such claim, Proceeding or investigation related to the Excluded Assets or the Excluded Liabilities, Purchaser shall (and shall cause its Affiliates, and its and their respective Representatives, to) (A) use commercially reasonable efforts to cooperate with Seller and its Affiliates and their Representatives with such prosecution, participation, contest or defense, (B) provide Seller and its Affiliates and their Representatives with reasonable access and duplicating rights to all properties, books, contracts, commitments and records (whether in paper or electronic form) related to the Property or the Business and (C) make available to Seller and its Affiliates and their Representatives its personnel (including the Transferred Employees), including for purposes of fact finding, consultation, testimony, interviews, depositions and witnesses, in each case as shall be reasonably necessary in connection with the prosecution, participation, contest or defense of the applicable claim, Proceeding or investigation by Seller and its Affiliates; provided that Seller shall promptly reimburse Purchaser for its reasonable and documented out-of-pocket costs incurred in connection with providing such cooperation.

c. Except as otherwise provided in Sections 2.9(b) and 9.1, following the Closing, and so long as Purchaser or its Affiliates are prosecuting, participating in, contesting or defending any claim, Proceeding or investigation, whenever filed or made, in connection with or involving in any way the conduct or operation of the Business prior to the Closing, including any such claim, Proceeding or investigation related to the Purchased Assets or the Assumed Liabilities, Seller shall (and shall cause its Affiliates, and its and their respective Representatives, to) (A) use commercially reasonable efforts to cooperate with Purchaser and its Affiliates and their Representatives with such prosecution, participation, contest or defense, (B) provide Purchaser and its Affiliates and their Representatives with reasonable access and duplicating rights to all properties, books, contracts, commitments and records (whether in paper or electronic form) related to the Property in its possession, and (C) make available to Purchaser and its Affiliates and their Representatives its personnel, including for purposes of fact finding, consultation, testimony, interviews, depositions and witnesses, in each case as shall be reasonably necessary in connection with the prosecution, participation, contest or defense of the applicable claim, Proceeding or investigation by Purchaser and its Affiliates and their Representatives; provided that Purchaser shall promptly reimburse Seller for its reasonable and documented out-of-pocket costs incurred in connection with providing such cooperation.
Section 7.5 Insurance and Casualty. If, before the Closing, the Property is damaged by fire or other casualty, and such damage does not result in a Material Adverse Effect, then the Closing shall proceed as scheduled and Seller shall, after the Closing Date, (a) promptly pay to Purchaser all insurance proceeds received by Seller with respect to such damage, destruction or other loss, less any proceeds applied to the physical restoration of the Property, and (b) assign to Purchaser all rights of Seller against third parties (other than against its insurance carriers) with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss; provided that the proceeds of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement and shall constitute full compensation for the damage to the Property, and Seller shall have no responsibility for restoration or repair of the Property or any resultant loss, directly, by subrogation, or otherwise.
Section 7.6 FCC Approvals.
a. Seller and Purchaser will, as applicable, as promptly as reasonably practicable after the date hereof (and, with regard to the ship radio license, not later than five (5) Business Days prior to the Closing), execute and file filing copies of FCC applications to either (i) seek the consent of the FCC to the assignment of the FCC Licenses to Purchaser, or (ii) have the FCC Licenses reissued by the FCC in the name of Purchaser, as appropriate (collectively, the “FCC Approvals”). Seller and Purchaser agree to use their respective commercially reasonable efforts to cooperate with any requests for information, filing of forms, communications with the FCC or other actions which are reasonably necessary in order to obtain the FCC Approvals.
b. If the FCC Approvals have not been obtained on or before the Closing Date and no special temporary authority has been granted by the FCC that allows Purchaser to operate under the FCC Licenses, then (i) the Closing shall nevertheless occur as scheduled, and (ii) the Parties will comply with any applicable requirements of the FCC or Applicable Law (including Seller tendering for cancellation the FCC Licenses). Purchaser agrees that it will not use or operate the equipment which is the subject of the FCC Licenses or the FCC Approvals after the Closing in violation of any requirements of the FCC or any Applicable Law.

Section 7.7 Reservations; Loyalty Program; Guests; Chips and TITO Tickets; Other Transaction Matters.
a. Reservations. Purchaser will honor the terms and rates of all reservations (in accordance with their terms) at the Property made prior to the Closing by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by Seller for dates after the Closing Date. From and after the date hereof, Seller may continue to accept reservations for periods after the Closing in the Ordinary Course of Business. Purchaser recognizes that such reservations may include discounts or other benefits, including benefits under frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Purchaser to the guest(s) holding such reservations following the Closing; provided that such discounts or benefits have been provided by Seller to such guests in the Ordinary Course of Business. Purchaser will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements; provided that such agreements have been entered into by Seller in the Ordinary Course of Business. Purchaser agrees that Seller cannot make and has not made any representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement. Purchaser, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing. Purchaser may agree, in its sole discretion, to honor any rate, term, discount or benefit offered by Seller which is not in compliance with this Section 7.7(a).
b. Frequent Player Award Programs. Purchaser agrees to honor all awards extended by Seller to members of the Players Advantage Club or any other frequent player award program of Seller on terms consistent with Seller’s past practice to the extent the liabilities for such awards have been included in the Closing Net Working Capital or the Final Operations Statement.
c. Guests’ Safety Deposit Boxes. Purchaser shall be responsible for all guest safety deposit boxes located at the Property from and after Closing.
d. Guests’ Baggage. From and after the Closing, Purchaser shall be responsible for (i) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of Seller as of the Closing, (ii) all luggage or other property of guests retained by Seller as of the Closing as security for unpaid accounts receivable and (iii) the contents of the baggage storage room; provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened. All such baggage and other items shall be sealed in a manner to be agreed upon by the Parties and listed in an inventory prepared and signed jointly by Representatives of Seller and Purchaser as of the Closing. Said baggage and other items shall be stored as Purchaser shall choose, and Purchaser shall be responsible for claims with respect thereto. Following the Closing, Seller shall have no right in and shall make no claim to any baggage, suitcases, luggage, valises or trunks left in the care of the Property, maintained in the baggage storage room or retained as security for unpaid accounts, all of which shall be the sole property of Purchaser.
e. Destruction of Chips and TITO Tickets. Pursuant to 68 IAC 14-4-8 and 68 IAC 14-5-6, Purchaser shall, within thirty (30) days after the Closing, submit for approval of the applicable Gaming Authority a plan for the redemption and destruction of all Chips and TITO Tickets. Purchaser agrees to effectuate the plan approved by such Gaming Authority.

f. Redemption of Chips and TITO Tickets. Pursuant to 68 IAC 14-4 et seq. and 68 IAC 14-5 et seq. and as directed by the applicable Gaming Authority, for such period as approved by such Gaming Authority, customers shall have the right to redeem for cash all Chips and TITO Tickets. The procedures implemented by Purchaser to introduce new gaming chips and TITO tickets at the Property shall be those approved by such Gaming Authority, a copy of which shall be supplied to Seller as soon as practical.
g. Front Money. Effective as of the Closing, Representatives of Purchaser and Seller shall take inventory of all Front Money and identify what Persons are entitled to what portions of such Front Money. All such Front Money shall be retained in the Casino cage and listed in an inventory prepared and signed jointly by Representatives of Purchaser and Seller no later than twelve o’clock noon (Central Standard Time) on the first (1st) Business Day immediately following the Closing Date. Purchaser shall be responsible from and after the Closing for all Front Money and shall distribute Front Money only to the Persons and only in the amounts as determined pursuant to this Section 7.7(g).
h. Accounts Receivable. After the Closing, Seller shall promptly deliver to Purchaser any cash, checks or other property that Seller or any of its Affiliates receives to the extent relating to the Accounts Receivable of the Business and included in the Purchased Assets. Seller shall not agree to any settlement, discount or reduction of the Accounts Receivable belonging to Purchaser. Seller shall endorse all such checks to Purchaser without recourse or warranty and document the assignment of any such other property to Purchaser.
i. Accounts Payable. Seller will promptly deliver to Purchaser a copy of any invoice, written notice of accounts payable or written notice of a dispute as to the amount or terms of any accounts payable received from the creditor of such accounts payable to the extent such accounts payable is owed by Purchaser. Should Seller discover it has paid an accounts payable belonging to Purchaser, then Seller shall provide written notice and written documentation of such payment to Purchaser, and Purchaser shall promptly reimburse Seller all such amounts paid by Seller that should have properly been paid by Purchaser.
j. Customer Deposits. Customer Deposits received by Seller relating to rooms, services or events relating to the period from and after the Closing shall be transferred to Purchaser at the Closing and included in the calculation of the Closing Net Working Capital. Seller shall not have further liability or responsibility after Closing with respect to any Customer Deposits for post-Closing matters and Seller and its Affiliates shall be entitled to retain Customer Deposits to the extent of rooms or services furnished by Seller for pre-Closing matters. For purposes of this Agreement, “Customer Deposits” means all security and other deposits, advance or pre-paid rents or other amounts and key money or deposits (including any interest thereon), other than Front Money.
k. Gaming or Other Regulatory Fines. Seller acknowledges that the Indiana Gaming Commission or other Gaming Authorities may impose fines or other penalties for conduct or omissions related solely to the operation of the Property which occurred prior to the Closing. To the extent not included in the Closing Net Working Capital, Seller shall be responsible for any and all such fines and penalties. Likewise, Purchaser shall be responsible for fines or other penalties for conduct or omissions related to the operation of the Property which occurs after the Closing.

Section 7.8 Transfer of Utilities; Insurance.
a. Utilities. Prior to the Closing, Seller shall notify all utility companies servicing the Property of the anticipated change in ownership of the Property and request that all billings after the Closing be made to Purchaser at the Property. Purchaser shall be responsible for paying, before the Closing, all deposits required by utility companies in order to continue service at the Property for periods after the Transfer Time and shall take any other action and make any other payments required to assure uninterrupted availability of utilities at the Property for all periods after the Closing. Following the Closing, all utility deposits made by Seller will be refunded directly to Seller by the utility company holding same; provided that if any such utility deposit is returned to Purchaser following the Closing, Purchaser shall immediately remit such deposit to Seller.
b. Insurance. Seller’s fire and casualty insurance and other insurance policies (collectively the “Seller Insurance Policies”) may be cancelled by Seller as of the Closing Date, and any refunded premiums shall be retained by Seller. Purchaser will be responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance and other insurance policies for periods after the Closing.
Section 7.9 Further Actions. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement or to vest Purchaser with full title to the Purchased Assets and the assumption of the Assumed Liabilities, the proper officers or partners of Purchaser and Seller shall take all commercially reasonable action necessary (including executing and delivering further notices, assumptions, releases and acquisitions); provided that if such action is necessary due to events or circumstances particular to Purchaser, Purchaser shall bear the cost of such action.
Section 7.10 Removal of Grand Victoria Marks and the Players Advantage Club Mark; Temporary Use of Internet Domain Names.
a. Purchaser agrees to use all commercially reasonable efforts to (i) as soon as practicable after the Closing Date and in any event within one hundred and eighty (180) days following the Closing Date (the “Transition Period”), cease to make any use of the Grand Victoria Marks, the Players Advantage Club Mark or any trademark or tradename containing any of the Grand Victoria Marks or the Players Advantage Club Mark, or any identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising any of the Grand Victoria Marks or the Players Advantage Club Mark, including any name confusingly similar thereto, and (ii) immediately after the Closing, cease to hold out the Property and the business operating at the Property as having any affiliation with HGMI or any of its Affiliates (including, solely for this purpose, Hyatt Hotels Corporation). In furtherance thereof, as promptly as practicable but in no event later than expiration of the Transition Period, Purchaser shall, and shall cause any third parties using the Grand Victoria Marks or the Players Advantage Club Mark on behalf of or with the consent of Purchaser (“Third Party Users”) to, remove, strike over or otherwise obliterate all such designations from the Purchased Assets and all other assets, materials and facilities owned, possessed or used by Purchaser or such third parties, including any inventory, uniforms, hotel room supplies, linen, china, other restaurant accessories, vehicles, business cards, membership cards, golf course hole markers, badges, gaming chips, table layouts, card reader covers, slot chairs, stationery, packaging materials, displays, signs, billboards, promotional or advertising materials, manuals, forms, handbooks, websites, labels, computer software and other materials. During the Transition Period, Purchaser shall, and shall cause such Third Party Users to, use the Grand Victoria Marks and the Players Advantage Club Mark in accordance with the Trademark Sublicense Agreement and the Trademark License Agreement, respectively.

b. Seller hereby grants to Purchaser an exclusive, non-transferable, royalty-free license and right to use the internet domain names “grandvictoria.com”, “45minutesaway.com” and “grandvictoria.cc” (collectively, the “Domain Names”) for the purpose of operating one or more websites in connection with the Business; provided, however, that such use is limited to and only permitted for the Transition Period. Purchaser shall not transfer, lease or pledge the Domain Names to any third party, nor shall Purchaser sublicense the Domain Names. During the Transition Period, Seller and Purchaser will use commercially reasonable efforts to cooperate in formulating and implementing a plan to redirect internet traffic from one or more of the Domain Names to another internet domain name established by Purchaser in connection with the Business. Seller expressly reserves to itself all rights in, to and with respect to the Domain Names to the extent not expressly granted to Purchaser hereunder.
ARTICLE VIII — TERMINATION
Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
a. by the mutual written agreement of the Parties;
b. by either Party by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to March 31, 2011, which date shall be extended by up to ninety (90) calendar days at Purchaser’s election subject to Section 2.5(a) above (the “Outside Date”); provided that the right to terminate this Agreement under this clause (b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;
c. by either Party by giving written notice of such termination to the other Party, if (i) any Applicable Law of a Governmental Authority of competent jurisdiction shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) as a result of a Proceeding a Party shall have been permanently restrained, enjoined or otherwise prohibited from consummating the transactions contemplated hereby, and such Proceeding shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this clause (c) shall have used its reasonable best efforts to remove the effects of such Applicable Law or Proceeding, and such Party shall have complied with its obligations under Section 6.3;
d. by either Party by giving written notice of such termination to the other Party, upon a material breach by the other Party of any of its obligations under this Agreement, which breach has not been cured within thirty (30) calendar days after notice thereof has been provided to such other Party; provided that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Party seeking to terminate this Agreement pursuant to this clause (d);

e. by Seller by giving written notice of such termination to Purchaser, if Purchaser has not obtained the Commitment Letter prior to October 15, 2010; or
f. by Seller by giving written notice of such termination to Purchaser, if the Closing does not occur within ten (10) Business Days following the satisfaction or waiver by the applicable Party of all conditions set forth in Article III (other than the condition set forth in Section 3.2(f) and those conditions with respect to actions the respective Parties will take at the Closing itself).
Section 8.2 Effect of Termination.
a. If this Agreement is terminated: (i) pursuant to Section 8.1(b) as a result of a failure of the condition set forth in Section 3.1(a) due to the failure to obtain the Gaming Approvals that are required for the consummation of the transactions contemplated hereby; (ii) pursuant to Section 8.1(c)(ii) as a result of a Proceeding caused primarily by Purchaser’s failure to comply with its obligations under this Agreement; or (iii) by Seller pursuant to Section 8.1(d), Section 8.1(e) or Section 8.1(f), the Deposit shall promptly be paid to Seller as liquidated damages. Purchaser hereby acknowledges that payment of the Deposit to Seller constitutes a non-exclusive remedy and does not deprive Seller of, or limit Seller to, any other remedies that Seller may have under this Agreement, at law or in equity, upon a termination of this Agreement if there has been a willful or reckless and material breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach has not been cured by Purchaser prior to such termination. Seller acknowledges that payment to Seller constitutes Seller’s exclusive remedy and deprives Seller of any other remedies Seller may have under this Agreement, at law or in equity, upon a termination of this Agreement, except if there has been a willful or reckless and material breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach has not been cured by Purchaser prior to such termination.
b. If this Agreement is terminated for any other reason, the Deposit shall promptly be paid to Purchaser and such termination shall be without Liability to either Party or their respective Affiliates, and following such termination neither Party shall have any Liability under this Agreement or relating to the transactions contemplated by this Agreement; provided that no such termination shall relieve any Party that has willfully or recklessly and materially breached any provision of this Agreement from Liability for such breach, and any such breaching Party shall remain fully liable (subject to Section 10.2(f)) for any and all Losses incurred or suffered by the other Party as a result of such breach.
c. The provisions of this Article VIII, any Sections of Article XII required to give effect to this Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement and shall remain in full force and effect.

ARTICLE IX — TAX MATTERS
Section 9.1 Tax Cooperation. Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for any audit by any Taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets until sixty (60) days after the expiration of the applicable statute of limitations. At the end of such period, each party shall provide the other with at least twenty (20) Business Days’ written notice before transferring, destroying or discarding any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Purchaser and Seller shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Purchased Assets or the Purchase Price Allocation.
Section 9.2 Transfer Taxes. All transfer, documentary, sales, use, stamp, filing, recording, registration and other similar Taxes (including any and all applicable real estate transfer Taxes) and related fees (including any penalties, interest and additions to such Tax) incurred with respect to the sale, purchase, transfer, conveyance, delivery or assignment of the Purchased Assets or any other transaction contemplated by this Agreement shall be borne solely by Purchaser (collectively, “Transfer Taxes”). To the extent that any Transfer Taxes are required to be paid by Seller (or such Transfer Taxes are assessed against Seller), Purchaser shall promptly reimburse Seller for such Transfer Taxes. Purchaser and Seller shall cooperate in preparing, executing and filing all Tax Returns and other documentation in respect of Transfer Taxes.
ARTICLE X — INDEMNIFICATION
Section 10.1 Survival of Representations and Warranties and Covenants. To the extent that the representations, warranties and covenants of the Parties contained in this Agreement are to survive the Closing, they shall survive for the applicable respective periods set forth in this Section 10.1 (each a “Survival Period”), and any and all claims and causes of action for indemnification under this Article X arising out of the inaccuracy or breach of any representation, warranty or covenant of a Party must be made prior to the expiration of the applicable Survival Period. The Parties intend to shorten the otherwise applicable statute of limitations and agree that all of the representations, warranties and covenants of the Parties contained in this Agreement and any and all claims and causes of action for indemnification under this Article X shall survive as follows:
a. the representations and warranties set forth in Sections 4.1 (Authority and Binding Effect), 4.2 (Organization of Seller), 4.4 (No Violations) and 4.8(a) and (b) (Title to Purchased Assets) and Sections 5.1 (Organization of Purchaser), 5.2 (Authority and Binding Effect) and 5.3 (No Violations) and the Deed shall survive indefinitely;
b. the representations and warranties set forth in Sections 4.8(c) and (d) (Condition and Sufficiency of Purchased Assets) and 4.10 (Compliance with Law) shall survive for twenty-four (24) months after the Closing Date

c. the representations and warranties set forth in Sections 4.11 (Environmental Matters), 4.15 (Tax Matters) and 4.16 (Employee Benefit Plans) shall survive for thirty-six (36) months after the Closing Date;
d. all other representations and warranties of the Parties shall survive until twelve (12) months after the Closing Date; and
e. except as otherwise expressly provided herein, all covenants set forth in this Agreement shall survive for five (5) years after the Closing Date.
Notwithstanding the foregoing, (i) any obligations to indemnify, defend and hold harmless pursuant to Sections 10.2(a) and (b) shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable Survival Period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party in accordance with Section 10.3, and (ii) this Section 10.1 shall not limit any covenant or agreement of the Parties which contemplates performance after the Closing.
Section 10.2 Obligation to Indemnify.
a. Subject to the limitations set forth in this Article X, if the Closing occurs, Seller agrees to indemnify, defend and hold harmless Purchaser and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and Representatives (collectively, the “Purchaser Indemnitees”) from and against all Losses resulting from: (i) any breach of any of the representations and warranties in Article IV that survive the Closing (in each case disregarding, for the sole purpose of calculating Losses, any qualifier therein with respect to materiality or Material Adverse Effect or any specified quantitative threshold; provided that any such qualifier or threshold shall not be disregarded for the purpose of determining whether or not a breach has occurred) or in the Deed; (ii) any breach of any of the covenants of Seller contained in this Agreement; (iii) the Excluded Liabilities; and (iv) the Excluded Assets.
b. Subject to the limitations set forth in this Article X, if the Closing occurs, Purchaser agrees to indemnify, defend and hold harmless Seller and its Affiliates, and their respective directors, officers, employees, Affiliates, successors, permitted assigns, agents and Representatives (collectively, the “Seller Indemnitees”), from and against all Losses resulting from: (i) any breach of any of the representations and warranties contained in Article V that survive the Closing (in each case disregarding, for the sole purpose of calculating Losses, any qualifier therein with respect to materiality or any specified quantitative threshold; provided that any such qualifier or threshold shall not be disregarded for the purpose of determining whether or not a breach has occurred); (ii) any breach of any of the covenants of Purchaser contained in this Agreement; (iii) the Assumed Liabilities; (iv) the ownership, use, operation, registration, maintenance, licensing or further transfer of the Purchased Assets from and after the Closing and the conduct of the Business from and after the Closing; and (v) Purchaser’s performance, or failure to perform, and Seller’s performance on Purchaser’s behalf or as Purchaser’s agent, of obligations under the Non-Assignable Assets.

c. Seller shall not be required to indemnify the Purchaser Indemnitees pursuant to Section 10.2(a)(i) unless and until the aggregate Losses incurred by the Purchaser Indemnitees in connection with such clause exceed Three Hundred and Fifty Thousand Dollars ($350,000) (such amount, the “Threshold Amount”), at which time the Purchaser Indemnitees shall be entitled to indemnification for all Losses (subject to the Cap) incurred by the Purchaser Indemnitees in connection with such clause (including all Losses incurred prior to exceeding the Threshold Amount). The aggregate amount for which Seller shall be liable under Section 10.2(a) shall in no event exceed Five Million Dollars ($5,000,000) (such amount, the “Cap”). In calculating the amount of Losses of the Purchaser Indemnitees under Section 10.2(a)(i), all Losses which individually total less than Five Thousand Dollars ($5,000) (such amount, the “Mini-Basket”) shall be excluded in their entirety (and such items shall not be aggregated for purposes of calculating the Threshold Amount), and the Purchaser Indemnitees shall not have any recourse against Seller for such Losses.
d. The aggregate amount for which Purchaser shall be liable under Section 10.2(b) shall in no event exceed the Cap. Purchaser shall not be required to indemnify the Seller Indemnitees pursuant to Section 10.2(b)(i) unless and until the aggregate Losses incurred by the Seller Indemnitees in connection with such clause exceed the Threshold Amount, at which time the Seller Indemnitees shall be entitled to indemnification for all Losses (subject to the Cap) incurred by the Seller Indemnitees in connection with such clause (including all Losses incurred prior to exceeding the Threshold Amount). In calculating the amount of Losses of the Seller Indemnitees under Section 10.2(b)(i), all Losses which individually total less than the Mini-Basket shall be excluded in their entirety (and such items shall not be aggregated for purposes of the immediately prior sentence), and the Seller Indemnitees shall not have any recourse against Purchaser for such Losses.
e. Notwithstanding anything herein to the contrary, none of the Purchaser Indemnitees shall be entitled to indemnification under this Article X by Seller for any Losses arising from any matter of which Purchaser had Knowledge at or prior to the Closing, including the breach of any representation, warranty or covenant of Seller in this Agreement that gives rise to such Losses, but excluding the Excluded Liabilities and the Excluded Assets.
f. Notwithstanding anything herein to the contrary, no Person shall, in any event, be liable under this Article X to any other Person for any consequential, incidental, indirect, special or punitive damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof (provided that such limitation with respect to profits shall not limit Seller’s right to recover contract damages in connection with Purchaser’s failure to close in violation of this Agreement).

g. Seller shall have no liability under this Article X to the Purchaser Indemnitees in respect of any Losses to the extent that:
i.	provision or reserve in respect of any Liability or other matter giving rise to the Loss (or any part thereof) was made in the Latest Balance Sheet;
ii.	the Loss (or any part thereof) would not have arisen but for an act, omission or transaction on the part of, or carried out by, Purchaser or an Affiliate of Purchaser;
iii.	the Loss (or any part thereof) in question arises, or is increased, as a result of any increases in rates of taxation or any change in Applicable Law or published practice of a Tax authority made after the date of this Agreement with retrospective effect; or
iv.	the Loss (or any part thereof) in question arises, or is increased, as a result of elections made or actions taken by Purchaser or an Affiliate of Purchaser after the Transfer Time, including a change after the Closing in any accounting policy, any Tax reporting practice or the length of any accounting period for Tax purposes of the Business.
h. The amount of any Losses under this Article X sustained by a Purchaser Indemnitee or a Seller Indemnitee shall be reduced by any amount received by such Purchaser Indemnitee or Seller Indemnitee with respect thereto under any insurance coverage or from any other Person alleged to be responsible therefor, and by the amount of any Tax benefit realized with respect to the Loss. The Purchaser Indemnitees and the Seller Indemnitees shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other Person alleged to have responsibility and to realize any Tax benefit with respect to the Loss. If a Purchaser Indemnitee or a Seller Indemnitee realizes a Tax benefit or receives an amount under insurance coverage or from such other Person with respect to Losses sustained at any time subsequent to any indemnification payment pursuant to this Article X, then such Purchaser Indemnitee or Seller Indemnitee shall promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount realized or received by the Purchaser Indemnitee or the Seller Indemnitee, as applicable.
i. Each Indemnified Party shall be obligated to use its commercially reasonable efforts to mitigate to the fullest extent practicable the amount of any Loss for which it is entitled to seek indemnification under this Article X, and the Indemnifying Party shall not be required to make any payment to an Indemnified Party in respect of such Loss to the extent such Indemnified Party has failed to comply with the foregoing obligation.
j. Upon making any indemnification payment under this Article X, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates; provided that until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party on account of said payment are hereby made expressly subordinated and subjected in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

k. Neither Party shall have any right to set-off any Losses under this Article X against any payments to be made by such Party pursuant to this Agreement or any other agreement between the Parties.
Section 10.3 Claims Notice. In the event that either a Purchaser Indemnitee or a Seller Indemnitee wishes to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than thirty (30) Business Days after such claim becomes known to the Indemnified Party, specifying the facts constituting the basis for, and the amount (if known) of, the claim asserted. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the immediately preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Claims Notice been timely delivered.
Section 10.4 Right to Contest Claims of Third Parties.
a. The Indemnifying Party shall have the right, but not the obligation, upon written notice to the Indemnified Party, to investigate, contest, assume the defense of or settle any claim or demand made, or any Proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article X (a “Third Party Claim”); provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Third Party Claim through Representatives and counsel of its own choosing, cost and expense; and provided further, that the Indemnifying Party shall not settle any Third Party Claim unless (i) such settlement is on exclusively monetary terms or (ii) the Indemnified Party shall have consented to the terms of such settlement, which consent shall not be unreasonably withheld, conditioned or delayed. If requested by the Indemnifying Party, the Indemnified Party will cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim or, if appropriate and related to the Third Party Claim in question, in making at the sole cost and expense of the Indemnifying Party any counterclaim against the Third Party Claimant, or any cross complaint against any Person (other than the Indemnified Party or its Affiliates). The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof (other than during the period prior to the time the Indemnified Party shall have given notice of the Third Party Claim as provided above). Whether or not the Indemnifying Party shall have assumed the defense of such Third Party Claim, the Indemnified Party shall not settle, compromise or pay any Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party.
b. The Indemnifying Party shall be entitled to participate in (but not to control) the defense of any Third Party Claim which it has not elected to assume the defense of with its own counsel and at its own expense.

c. Purchaser and Seller shall make mutually available to each other all relevant information in their possession relating to any Third Party Claim (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.
Section 10.5 Indemnification Payments; Release of Indemnity Escrow Amount.
a. Any payment under this Article X shall be treated as an adjustment to the Purchase Price for income Tax purposes and, subject to Section 10.5(b), shall be made by wire transfer of immediately available funds to such account as the Indemnified Party shall designate to the Indemnifying Party in writing.
b. In the event that a Purchaser Indemnitee is entitled to indemnification from Seller pursuant to this Article X, the amount of Losses for which such Purchaser Indemnitee is entitled to indemnification shall be paid from the Indemnity Escrow Amount (including any interest thereon) to the extent funds are available therefor. Purchaser and Seller shall promptly deliver joint written instructions to the Escrow Agent authorizing distribution of the amount of such Losses to Purchaser, on behalf of such Purchaser Indemnitee.
c. On the date that is twelve (12) months following the Closing Date, the Escrow Agent shall release to Seller the remaining portion of the Indemnity Escrow Amount (including any interest thereon). Purchaser and Seller shall promptly deliver joint written instructions to the Escrow Agent authorizing the distribution required by this Section 10.5(c).
Section 10.6 Exclusivity.
Following the Closing, the indemnities provided in this Article X shall constitute the sole and exclusive remedy of the Parties and their respective officers, directors, employees, Affiliates, agents, Representatives, successors and assigns for Losses arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement or the transactions contemplated by this Agreement, and the Parties shall not be entitled to rescission of this Agreement or to any further contract, tort or indemnification rights or claims of any nature whatsoever in respect thereof; provided, however, that this exclusive remedy does not (a) interfere with or impede the operation of the provisions of Section 2.6 providing for resolution of certain disputes relating to the Statement of Objections between the Parties or the Independent Accountant, or (b) preclude a Party from bringing an action for specific performance or other equitable relief to require the other Party to perform its obligations under this Agreement. Without limiting the foregoing, Purchaser and Seller each hereby waives (and, by its acceptance of the benefits under this Agreement, each Purchaser Indemnitee and Seller Indemnitee hereby waives), from and after the Closing, any and all rights, claims and causes of action such Party may have against the other Party arising under or based upon this Agreement, any other Transaction Document or any other agreement, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any Party (other than a legal action brought solely to enforce or pursuant to the provisions of this Article X).

ARTICLE XI — WARRANTY DISCLAIMER
Section 11.1 AS-IS, WHERE IS.
SUBJECT ONLY TO SELLER’S REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV AND IN THE DEED AND SUBJECT TO THE CONDITIONS SET FORTH IN ARTICLE III, PURCHASER EXPRESSLY ACKNOWLEDGES AND AGREES, AND REPRESENTS AND WARRANTS TO SELLER, THAT PURCHASER IS PURCHASING THE PURCHASED ASSETS WITH ALL DEFECTS IN THEIR “AS IS”, “WHERE IS” CONDITION AND WITH ALL FAULTS, WHETHER KNOWN, UNKNOWN, APPARENT OR LATENT. PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE DEED, NEITHER SELLER NOR ANY OF ITS AFFILIATES NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE, AND PURCHASER SPECIFICALLY WAIVES AND RELINQUISHES ALL RIGHTS, PRIVILEGES AND CLAIMS ARISING OUT OF, ANY ALLEGED REPRESENTATIONS, WARRANTIES (INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR USE, AND WARRANTIES ARISING FROM A COURSE OF DEALING, USAGE OR TRADE), PROMISES, COVENANTS, AGREEMENTS OR GUARANTEES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, WHICH MAY HAVE BEEN MADE OR GIVEN, OR WHICH MAY BE DEEMED TO HAVE BEEN MADE OR GIVEN, BY SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AS TO, CONCERNING OR WITH RESPECT TO, THE PURCHASED ASSETS.
ARTICLE XII — MISCELLANEOUS
Section 12.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally (by courier or otherwise), emailed, sent by facsimile transmission or sent by certified or registered mail, postage prepaid and return receipt requested, or by express mail. Any such notice shall be deemed given when so delivered personally, emailed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mail system, as follows:
if to Seller:
Grand Victoria Casino & Resort, L.P.
c/o HGMI Gaming, Inc.
71 South Wacker Drive, 10th Floor
Chicago, Illinois 60606
Attn: President
Facsimile: (312) 780-6223
e-mail: pliguori@hgmigaming.com

with a concurrent copy (which shall not constitute notice) to:
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
Attn: Michael A. Pucker
Facsimile: (312) 993-9767
e-mail: michael.pucker@lw.com
if to Purchaser:
Full House Resorts, Inc.
4670 So. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147
Attn: Andre M. Hilliou, Chairman and CEO
Facsimile: (702) 221-8101
e-mail: ahilliou@fullhouseresorts.com
with a concurrent copy (which shall not constitute notice) to:
Bose McKinney & Evans LLP
111 Monument Circle, Suite 2700
Indianapolis, IN 46204
Attn: Douglas R. Brown
Facsimile: (317) 684-5173
e-mail: drbrown@boselaw.com
Any Party may, by notice given in accordance with this Section 12.1 to the other Party, designate another address or Person for receipt of notices hereunder; provided that notice of such a change shall be effective upon receipt.
Section 12.2 Applicable Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Indiana without regard to its conflict of laws principles.
Section 12.3 Consent to Jurisdiction; Venue. Each Party to this Agreement irrevocably and unconditionally submits to the non-exclusive jurisdiction of, and venue in, the courts of the State of Indiana sitting in Marion County and the United States District Court for the Southern District of Indiana, and any appellate court thereof, for the purposes of any Proceeding arising out of or relating to this Agreement, the other Transaction Documents or any transaction contemplated hereby or thereby, and waives any objection based on forum non conveniens. Each Party further agrees that service of any process, summons, notice or document by certified or registered mail to such Party’s address set forth above shall be effective service of process for any Proceeding in the State of Indiana with respect to any matters to which it has submitted to jurisdiction in this Section 12.3.

Section 12.4 WAIVER OF TRIAL BY JURY. EACH PARTY AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
Section 12.5 Attorneys’ Fees. If any Proceeding is brought by one Party against the other Party, the successful or prevailing Party shall be entitled to recover its reasonable attorneys’ fees and other costs incurred in that Proceeding, in addition to any other relief to which it may be entitled.
Section 12.6 Transaction Expenses. Whether or not the transactions contemplated by this Agreement are consummated, Purchaser, on one hand, and Seller, on the other hand, shall pay the costs, fees and expenses incident to the negotiation, preparation, execution, delivery and performance hereof, including the fees and expenses of its counsel, accountants and other Representatives, except that Purchaser shall be responsible for (i) any governmental charges relating to any UCC filing fees, real estate and motor vehicle registration, title recording or filing fees and other amounts payable in respect of transfer filings in connection with the transfer of the Purchased Assets to Purchaser pursuant to this Agreement, (ii) any fees in connection with the transfer of any Governmental Consent, Gaming Approval or other Permit to Purchaser pursuant to this Agreement, and (iii) any other fees, expenses, disbursements, deposits and Transfer Taxes allocated to Purchaser pursuant to this Agreement.
Section 12.7 Entire Agreement. This Agreement (together with the Exhibits and Disclosure Schedules) and the other Transaction Documents contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto other than the Confidentiality Agreement, which shall survive and remain in full force and effect according to its terms.
Section 12.8 Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the Parties or, in the case of a waiver, by the Party waiving compliance. Except as provided in Article X, no delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. Except as otherwise expressly provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.
Section 12.9 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a Governmental Authority, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 12.10 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal Representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party (in whole or in part) without the prior written consent of the other Party; provided, however, that Purchaser may assign its rights and obligations under this Agreement without such consent to a wholly-owned subsidiary of Purchaser (provided that (A) such assignment does not relieve Purchaser of its obligations or liabilities under this Agreement, (B) such assignee expressly assumes in writing any such assigned obligations of Purchaser, and (C) such assignment does not materially delay or impede the consummation of the transactions contemplated by this Agreement). Purchaser shall cause any such assignee to fully and promptly observe, perform, pay and discharge, when due, its obligations under this Agreement (on the terms and subject to the conditions set forth in this Agreement). Notwithstanding the foregoing, at any time following the Closing, Seller may assign its rights and obligations under this Agreement without Purchaser’s consent to its general partner.
Section 12.11 Interpretation.
a. For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All terms defined herein in the singular shall have the same meaning when used in the plural; all terms defined herein in the plural shall have the same meaning when used in the singular.
b. With regard to each and every term and condition of this Agreement and the other Transaction Documents, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement and the other Transaction Documents.
c. All references herein to Articles, Sections, subsections, paragraphs, subparagraphs and clauses shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.
d. All Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein by reference.

e. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.
f. The words “include” and “including” and variations thereof shall not be deemed terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
g. The word “or” shall be disjunctive but not exclusive.
h. Any accounting terms not specifically defined herein shall be construed in accordance with GAAP.
Section 12.12 No Third Party Beneficiaries. Except as set forth in Article X nothing in this Agreement is intended or shall be construed to give any Person, other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.
Section 12.13 Counterparts. This Agreement may be executed by the Parties by facsimile or electronic mail transmission and in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
Section 12.14 Headings. The table of contents and headings in this Agreement are for reference only, and shall not affect the meaning or interpretation of this Agreement.
Section 12.15 Time of Essence. Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions hereof.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SELLER: GRAND VICTORIA CASINO & RESORT, L.P.
By: Indiana RBG, L.P., its general partner
By: HCCC Corp., its general partner

By:	/s/ John Stellato
	Name:	John Stellato
	Title:	Vice President

PURCHASER: FULL HOUSE RESORTS, INC.
By:	/s/ Mark Miller
	Name:	Mark Miller
	Title:	COO / CFO
[Signature Page to the Asset Purchase Agreement]